SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

QUARTERLY REPORT

(From January 1, 2021 to March 31, 2021)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

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Attachment: 1. Financial Statements in accordance with K-IFRS

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1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

(1)	Corporate bonds (Domestic)

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)(2)
Corporate bonds	February 2019	AA-	NICE Information Service Co., Ltd. (AAA ~ D)
April 2019
November 2019
	February 2020	A+
June 2020
	February 2019	AA-	Korea Investors Service, Inc. (AAA ~ D)
June 2019
October 2019
	February 2020	A+
June 2020
March 2021
	April 2019	AA-	Korea Ratings Corporation (AAA ~ D)
November 2019
	February 2020	A+
May 2020

(1)	The results of our credit ratings subsequent to the reporting period are as follows:

Subject instrument	Month of rating	Credit rating(2)	Rating agency (Rating range)
Corporate bonds	April 2021	A+	Korea Ratings Corporation (AAA ~ D)

Corporate bonds	May 2021	A+	NICE Information Service Co., Ltd. (AAA ~ D)

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(2)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Corporate bonds (Overseas)

Subject instrument	Month of rating	Credit rating	Rating agency (Rating range) (2)
Corporate bonds(1)	November 2018	AA	Standard & Poor’s Rating Services (AAA ~ D)

(1)	Represents credit rating for our overseas corporate bonds guaranteed by the Korea Development Bank.
(2)	Overseas corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Highest level of stability.
	AA+/AA/AA-	Very high level of stability. This stability may be slightly more risky than is the case for the highest rating category but presents no issues.
	A+/A/A-	High level of stability. There are no issues with repaying the principal, but there are characteristics that could be subject to future deterioration.
	BBB+/BBB/BBB-	Level of stability is adequate. Current level of stability and profitability is adequate, but requires special attention during times of economic downturns.
	BB+/BB/BB-	Speculative characteristics. There is no guarantee on future stability. Expected business performance is uncertain.
	B+/B/B-	Inadequate as an investment target. Ability to make principal repayments or comply with contractual terms and conditions is uncertain.
	CCC/CC/C	Very low level of stability. Ability to make payments of principal and interest is highly unlikely. Extremely speculative. Currently in default or undergoing a serious problem.
	D	Bankruptcy.

C.	Capitalization

(1)	Change in capital stock (as of March 31, 2021)

There were no changes to our issued capital stock during the reporting period ended March 31, 2021.

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(2)	Convertible bonds (as of March 31, 2021)

Description	Issue Date	Maturity Date	Issue Amount (in Won)		Class of Shares Subject to Conversion	Conversion Period	Conditions for Conversion			Outstanding Bonds			Notes
							Conversion Ratio	Conversion Price		Issue Amount (in Won)		Number of Shares subject to conversion
Unsecured Foreign Convertible Bonds No. 3	Aug. 22, 2019	Aug. 22, 2024	813,426,670,000	(1)	Registered Common Shares	Aug. 23, 2020 ~ Aug. 12, 2024	100%	~~W~~	19,845	813,426,670,000	(1)	40,988,998	Listed on Singapore Stock Exchange
Total	—	—	813,426,670,000		—	—	100%	~~W~~	19,845	813,426,670,000		40,988,998	—

(1)

The issue amount for Unsecured Foreign Convertible Bonds No. 3 is calculated based on the application of the mid-point of the relevant Won-US dollar exchange rates as of noon, July 30, 2019 (Korea Standard Time) quoted on Bloomberg, which was ~~W~~1,182.65 per U.S. dollar, to the actual issue amount of USD 687,800,000.

D.	Voting rights (as of March 31, 2021)

(Unit: share)

Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—
Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700
	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2021 Q1	2020	2019
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		228,011	(89,342)	(2,829,705)
Earnings (loss) per share (Won)(2)		637	(250)	(7,908)
Total cash dividend amount for the period (million Won)		—	—	—
Total stock dividend amount for the period (million Won)		—	—	—
Cash dividend payout ratio (%)(3)		—	—	—
Cash dividend yield (%)(4)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.

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(4)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

Historical dividend information

Number of consecutive years of dividends (*)		Average Dividend Yield
Interim dividends	Annual dividends	Last 3 years	Last 5 years
—	—	—	0.65	(**)

*	No dividends were paid during the last three fiscal years.
**	Arithmetic average of actual dividends paid in fiscal years 2016 and 2017 over the most recent five fiscal year period.

F.	Matters relating to Articles of Incorporation

Our current articles of incorporation were amended as of March 23, 2021 at the annual general meeting of shareholders.

Articles to be Amended	Description of Amendments
Deletion of Article 27 (Election of Directors), Paragraph 2	To reflect the applicable provision of the amended Commercial Act that provides for a less stringent voting requirement for shareholder approval in the case of the adoption of electronic voting for the appointment of an audit committee member (including a director who will serve as an audit committee member).

Addition of new Paragraph 3 of Article 36-2 (Composition of Audit Committee) and re-numbering of previous Paragraphs 3 and 4 to Paragraphs 4 and 5, respectively	To reflect the applicable provision of the Commercial Act regarding a separate shareholder approval process for an audit committee member.

Deletion of Article 42-2 (Redemption of Shares)	To reflect the applicable provisions of the amended Commercial Act and the amended Financial Investment Services and Capital Markets Act, which permit a stock corporation to retire its own shares within the limit of its distributable income pursuant to a resolution of the board of directors without needing to have a basis to do so under its articles of incorporation..

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of March 31, 2021, in order to support our business activities, we operated TFT-LCD and OLED production and research facilities in Paju and Gumi in Korea, and we have also established subsidiaries in the Americas, Europe and Asia.

As of March 31, 2021, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

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Consolidated operating results highlights

(Unit: In billions of Won)

	2021 Q1	2020	2019
Sales Revenue	6,883	24,230	23,476
Gross Profit	1,231	2,643	1,868
Operating Profit (loss)	523	(29)	(1,359)
Total Assets	36,398	35,072	35,575
Total Liabilities	23,158	22,335	23,086

B.	Industry

(1)	Industry characteristics

•	From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.

•

From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.

•

Demand for display panels for traditional IT products such as notebooks and desktop monitors has shown a strong growth due to changes in lifestyle including increased instances of working from home and online classes as a result of the COVID-19 pandemic, and demand for high-end products has also sustained.

•

Demand for smartphone and automotive display panels has fluctuated due to weakened conditions in the end-product market in light of the COVID-19 pandemic. However, further growth is expected with the release of new products using plastic OLED panels and those that offer changes in form factors or new customer experiences such as foldable smartphones.

•

The market for television display panels has shown a steady growth, largely from developed countries, and has rapidly become focused on larger-sized panels reflecting increased consumer needs for larger screens.

•	We also anticipate a gradual growth in the market for high value-added product segments such as display panels for industrial uses.

(2)	Growth Potential

•

We are focusing on securing profitability through differentiated products such as “Cinematic Sound” OLED and “Wallpaper” display panels under our strategic plan to transition our business to center around OLED, which has a strong future growth potential. In the television business, we are expanding our offerings of premium products such as OLED products. In particular, with respect to large-sized OLED television display panels, we are continuing to secure additional production capacity of 8.5th generation OLED panels and are planning to further strengthen the fundamentals of our OLED business by continuing to introduce differentiated products and obtaining additional production capacity for 8.5th and 10.5th generation OLED display panels. In the IT business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies. In the mobile business, we have commenced mass production of 6th generation plastic OLED smartphones. We are also strengthening the foundation for the expansion of small- and medium-sized OLED business, including automotive display panels.

(3)	Cyclicality

•

The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

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•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Competition in the TFT-LCD sector is intensifying amid the continued investments in new fabrication facilities led by Chinese panel manufacturers. In response, Korean panel manufacturers are continuing their efforts to maintain their market leadership and differentiate themselves by transitioning their business focus to OLED products and optimizing their lower-profit TFT-LCD businesses.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2021 Q1	2020	2019
Panels for Televisions(1)(2)	22.1%	21.6%	28.1%
Panels for IT Products(1)	21.7%	21.2%	24.8%
Total(1)	21.9%	21.4%	27.2%

(1)	Source: Large Area Display Market Tracker (OMDIA).
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments, adaptable product portfolio and flexible fabrication mix, achievement of competitive production costs through enhancing productivity and managing supply costs of components and raw materials, our relationship with customers, success in marketing to our end-brand customers, general economic and industry conditions and foreign exchange rates.

•

In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be cost competitive and to maintain stable relationships with customers.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

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•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have shown that we are technologically a step ahead of the competition by continuing to enhance the performance of our WOLED products and to introduce differentiated large-sized OLED products such as our “Transparent,” “Cinematic Sound,” “Bendable” and “Rollable” and “Transparent” large-sized OLED. Moreover, we have continually introduced differentiated plastic OLED products for smartphones, automotive products, wearable devices and foldable notebook computers, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based ultra-large and ultra-high definition (“Ultra HD” or “UHD”) television panels, desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

•	Moreover, we are maintaining and strengthening close long-term relationships with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

Business area	Sales type	Items (By product)	Usage	Major trademark	2021 Q1
					Sales Revenue	Percentages (%)
Display	Goods/ Products/ Services/ Other sales	Televisions	Panels for televisions	LG Display	2,149	31.2%
		IT products	Panels for monitors, notebook computers and tablets	LG Display	2,717	39.5%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	2,016	29.3%
Total					6,883	100.0%

B.	Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the first quarter of 2021 decreased by approximately 7% compared to the fourth quarter of 2020 due to reduced shipments of plastic OLED panels for mobile devices. There is no assurance that the average selling prices of display panels per square meter of net display area will not fluctuate in the future due to changes in market conditions.

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(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2021 Q1	736
2020 Q4	790
2020 Q3	706
2020 Q2	654
2020 Q1	567
2019 Q4	606
2019 Q3	513
2019 Q2	456
2019 Q1	528

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

				(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
		Printed circuit boards (“PCB”)		642	20.7%	Youngpoong Electronics Co., Ltd., etc.
		Polarizers		529	17.1%	LG Chem, etc.
Display	Raw materials	Backlights (“BLU”)	Display panel manufacturing	354	11.4%	Heesung Electronics LTD., etc.
		Glass		230	7.4%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		321	10.3%	Silicon Works Co., Ltd., etc.
		Others		1,026	33.1%	-
Total				3,102	100.0%

- Period: January 1, 2021 ~ March 31, 2021.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(2)	Among our major suppliers, LG Chem and Silicon Works Co., Ltd. are member companies of the LG Group, and Paju Electric Glass Co., Ltd. is our affiliate.

•

The average price of electrolytic galvanized iron, which is the main raw material for BLU components, increased by 19.0% from the fourth quarter of 2020 to the first quarter of 2021 due to stronger demand resulting primarily from China’s large-scale infrastructure deployment efforts to recover from the economic downturn following the COVID-19 pandemic. The average price of electronic galvanized iron is expected to continue to increase due to a shortage in steel inventory in China and rising international transportation costs.

•

The average price of polymethyl methacrylate increased by 7.0% from the fourth quarter of 2020 to the first quarter of 2021 and is expected to continue to increase due to rising international crude oil prices and transportation costs as a result of an increase in demand due to global economic recovery following the COVID-19 pandemic.

•

The average price of copper, the main raw material for PCB components, increased by 18.1% from the fourth quarter of 2020 to the first quarter of 2021 and is expected to continue to increase due to increased industrial activities as a result of the global economic recovery and expansion of the electric vehicle market.

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4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

				(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2021 Q1(1)	2020(2)	2019(2)
Display	Display panel	Gumi, Paju, Guangzhou	2,158	8,589	9,408

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eigth-generation glass sheets) during the period multiplied by the number of months in the period (i.e., 3 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

				(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2021 Q1(1)	2020(1)	2019(1)
Display	Display panel	Gumi, Paju, Guangzhou	2,008	6,815	8,373

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2021 Q1	Actual working hours in 2021 Q1	Average utilization ratio
Gumi	2,160(1) (24 hours x 90 days)	2,160(1) (24 hours x 90 days)(2)	100.0%
Paju	2,160(1) (24 hours x 90 days)	2,160(1) (24 hours x 90 days)(2)	100.0%
Guangzhou	2,160(1) (24 hours x 90 days)	2,160(1) (24 hours x 90 days)(2)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2020, our total capital expenditures on a cash out basis was around mid-~~W~~2 trillion. In 2021, we expect to make investments within our EBITDA and estimate that our total capital expenditures will be within mid- to high-~~W~~3 trillion range.

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5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2021 1Q	2020	2019
	Products	Display panel	Overseas(1)	6,723	23,287	22,180
			Korea(1)	148	899	1,255
			Total	6,872	24,186	23,435
	Royalty	LCD, OLED technology patent	Overseas(1)	5	14	14
			Korea(1)	0	0	0
Display			Total	5	14	14
	Others	Raw materials, components, etc.	Overseas(1)	5	24	17
			Korea(1)	2	7	10
			Total	7	30	26
	Total		Overseas(1)	6,733	23,324	22,211
			Korea(1)	150	906	1,265
			Total	6,883	24,230	23,476

(1)	Based on ship-to-party.

B.	Sales organization and sales route

•	As of March 31, 2021, each of our television, IT and mobile businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route	Ratio
Overseas	Overseas subsidiaries	93.2%
	Headquarters	6.8%
Overseas sales portion (overseas sales / total sales)		97.8%
Korea	Overseas subsidiaries	3.6%
	Headquarters	96.4%
Korea sales portion (Korea sales / total sales)		2.2%

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C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

D.	Sales strategy

•	As part of our sales strategy for IT products, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally.

•

With respect to television products, we have led the premium television market with our OLED TVs and strengthened the differentiation of our OLED products through unique designs and integration of additional technologies (Wallpaper, Cinematic Sound, Rollable, etc.). We also strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•

With respect to smartphones, commercial products (including interactive whiteboards and video wall displays, among others), industrial products (including aviation and medical equipment, among others) and automobile display products, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

E.	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in each of 2020 and the first quarter of 2021, and our sales revenue derived from our top ten customers comprised 83% of our total sales revenue in the first quarter of 2020 and 86% in the first quarter of 2021.

6.	Purchase Orders

•	We do not have purchase order contracts that recognize unbilled revenue by implementing the cost-based method.

7.	Market Risks and Risk Management

A.	Market risks

The display industry may experience fluctuations in the average selling prices of TFT-LCD and OLED panels that may differ from cyclical patterns in the industry. To the extent prices decrease below our cost structure, our margins may be adversely impacted.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional manufacturing capacity from competitors in Korea, China, Taiwan and Japan coupled with changes in the production mix of such competitors.

Our ability to compete successfully depends on factors both within and outside our control, including our development of products with differentiated technology, timely investments, adaptable production capabilities, our ability to execute and reliability, product prices, component and raw material supply costs, the success or failure of our end-brand customers in marketing their brands and products, and general economic and industry conditions.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our foreign currency denominated purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

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B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by matching foreign currency inflow and outflow by currency. We also continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

8.	Derivative Contracts

A.	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

In respect of other monetary assets and liabilities denominated in foreign currencies, we have adopted a policy to maintain our net exposure within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•

As of March 31, 2021, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of $1,925 million in Won/US dollar cross currency swap agreements with Standard Chartered Bank and others, for which we have not applied hedge accounting.

•

Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred.

We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~117 billion with respect to our foreign exchange derivative instruments held during the reporting period.

B.	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•

As of March 31, 2021, we entered into an aggregate of ~~W~~170 billion in interest rate swap agreements to KB Kookmin Bank and others, for which we have not applied hedge accounting. We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~1 billion with respect to our interest rate derivative instruments held during the reporting period.

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9.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2025	Patent licensing of OLED related technology

10.	Research & Development (“R&D”)

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

Items		2021 Q1	2020	2019
R&D Expenditures (prior to deducting governmental subsidies)		475,299	1,740,083	1,776,879
Governmental Subsidies		(41)	(1,524)	(590)
Net R&D-Related Expenditures		475,258	1,738,559	1,776,289
	R&D Expenses	423,735	1,454,072	1,338,344
Accounting Treatment(1)	Development Cost (Intangible Assets)	51,523	284,487	437,945
R&D-Related Expenditures / Revenue Ratio(2) (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		6.9%	7.2%	7.6%

(1)

For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

(2)	Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).

B.	R&D achievements

Achievements in 2019

(1)	Developed the world’s first ultra large-sized in-TOUCH product (50-inch UHD)

•	World’s first to apply in-TOUCH technology on ultra large-sized products (50-inch and larger)

•	World’s first to apply low temperature PAS to achieve in-TOUCH function

(2)	Developed the world’s first transparent WOLED product (55-inch FHD)

•	Developed WOLED-based Top Emission OLED device and process technology

(3)	Developed the world’s first OLED 8K product (88-inch 8K)

•	Developed gearing technology that secures and compensates aperture ratio for high resolution (8K) product implementation

(4)	Developed the world’s first gaming monitor product applying OLED (55” UHD)

•	Developed 55” UHD gaming monitor product using advantages of OLED (latency, gray to gray, color recall)

(5)	Developed the world’s first curved gaming monitor product applying AH-IPS COT (37.5” WQ+)

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•	Developed and produced the world’s first monitor product applying AH-IPS COT

•	Pioneered gaming/curved premium monitor product market

(6)	Developed the world’s first monitor product applying Crystal Sound Display (“CSD”) (27.0” FHD)

•	Developed and produced the world’s first monitor product applying CSD

•	Developed large-sized, front-oriented stereo speaker through the application of exciter and piezo to the bottom cover of the liquid crystal module

(7)	Developed the world’s first automotive product applying plastic OLED (16.9” + 7.2” / 14.2”)

•	Developed and produced the world’s first 1CG multi-display product applying plastic OLED (16.9” + 7.2” / 14.2”)

Achievements in 2020

(1)	Developed the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

•	Completed the development of the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

(2)	Developed the world’s first rollable television display product (65” UHD)

•	Introduced a new form factor (from flat to rollable) to the television market

•	Enhanced space utilization through adjusting the display size and ratio based on the purpose of use

(3)	Developed the world’s first 2K zone mini-LED & ultra-slim UHD monitor product

•	Fulfilled customer needs for top quality monitor products and strengthened our market position in the premium market by developing the world’s first differentiated 2K zone product

•	By leveraging early advantage in the underlying mini-LED technology, explored a new revenue source through applying the technology to all IT products

•	Achieved high luminance at HDR 1000 and wide color gamut at 99.8% DCI

Achievements in 2021

(1)	Developed the world’s first bendable OLED television display product (65” UHD)

•	Implemented both flat and bendable forms based on the scene usage and provided diverse form factors to customers

(2)	Developed the world’s first 83” OLED television display product

•	Increased the range of options for customers by developing the new 83” UHD

(3)	Developed the world’s first QHD 240Hz gaming notebook product

•	Developed the world’s first QHD resolution 240Hz high-speed notebook product (obtained panel characteristics through new design and process optimization)

•	Led the QHD high-speed gaming product market

11.	Intellectual Property

As of March 31, 2021, our cumulative patent portfolio (including patents that have already expired) included 21,755 patents in Korea and 28,670 patents in other countries.

12.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed and operate various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

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In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2020 to the Korean government in March 2021 after it was certified by BSI Korea, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra  Joules)

Category	2020	2019	2018
Greenhouse gases	4,748	5,885	6,696
Energy	56,668	62,776	64,296

The decrease in greenhouse gas emissions in 2020 compared to 2019 was due primarily to the introduction of a reduction facility that decomposes fluorinated greenhouse gases used in our manufacturing process, resulting in an overall decrease in emission levels.

As we were designated as a target company for the greenhouse gas emission trading system in 2015, we submit a plan for allocating and monitoring our greenhouse gas emissions to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a short-term goal to reduce the emission level from 2014 to 2022 by 16.8% and a medium- to long-term goal to reduce the emission level from 2014 to 2050 by 75.6%. To achieve this, we are continually investing in facility improvements and monitoring our emission levels.

We are making extensive investments to replace SF6 gas, which is the main component of greenhouse gases, with NF3 gas. In addition, as a short-term strategy, we are actively implementing measures in compliance with the emission trading system. In 2020, we reduced our carbon dioxide greenhouse gas emission levels by 1.44 million tons, which was 0.47 million tons more than our initial target of 0.97 million tons. As our medium- to long-term goal, we plan to develop low-carbon production technologies in order to eliminate greenhouse gas emission during our manufacturing process and to conserve energy.

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for our domestic panel and module production facilities in Paju and Gumi and our overseas panel and module production plants in Nanjing, Yantai, Guangzhou and Vietnam and have operated such facilities in accordance with such certifications. Since December 2013, we have also obtained energy management system ISO 50001 certifications for our domestic panel and module production plants and our overseas facilities in Nanjing and Guangzhou and have operated such facilities in accordance with such certifications.

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In addition, in March 2020, our overseas subsidiary in Guangzhou received the clean production company certification and is currently in operation in compliance with such certification. In recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minister of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry and Energy. In addition, in recognition of our efforts to improve recycling and reduce waste, we received a citation in 2014 for being a leading recycling company from the Prime Minister of Korea and, in recognition of our continued water conservation activities (reuse system investments, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. Since then, we have continued to maintain our excellence in water conservation activities in 2018 and 2020. In addition, our continued efforts to reduce greenhouse gas emissions have been recognized from 2017 to 2020 by becoming the only domestic information technology company to attain the Leadership A level and again receiving carbon management honors by ranking in the top five among all eligible companies. In May 2017, we were awarded a commendation from the Minister of Environment for having scored the highest grade among companies in the low- and medium-volume pollutant emitters category that had entered into voluntary agreements with the Metropolitan Air Quality Management Office, in recognition of having successfully met our voluntary targets for reduction of air pollutants as well as our overall efforts to enhance our relevant facilities and operational systems. In addition, in recognition of efficient control, management and operating systems implemented in our manufacturing facilities, we received the top-level certification, Level 1, in 2017 under the Factory Energy Management System evaluation presided by the Korea Energy Agency. Furthermore, in November 2017, we received the highest commendation, the Presidential Award, in the Korean Energy Efficiency Awards presided by the Ministry of Trade, Industry and Energy in recognition of our energy management practices and energy saving measures. In May 2018, we received the CEM Insight Award, presented at the Clean Energy Ministerial Meetings, and also received certification for our energy business management (Energy Champion) presided by the Ministry of Trade, Industry and Energy and the Korea Energy Agency in November 2018. Since 2019, we have been carrying out forest development activities around our manufacturing facilities after signing an agreement with Gyeong-gi Province to surround our facilities with forests to reduce air pollutants such as fine dust and have received a commendation for such efforts.

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) have been added to the six already restricted substances, which additional restrictions became effective as of July 22, 2019. In order to address the latent risk elements of the four phthalate substances that became restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams. Beryllium (Be) was not designated internationally as a mandatorily restricted substance but has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and have since continuously received the SGS Eco Label accreditation for our OLED television models. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP). In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction.

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In June 2017, we were assessed a fine of ~~W~~1 million, which we subsequently paid, for failure to meet certain waste disposal subcontractor requirements under the Waste Management Act. To prevent such violations from occurring again, we are strengthening the periodic evaluation process for our waste management subcontractors.

In June 2017, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~2.4 million. In addition, the trial court ordered a fine of ~~W~~0.5 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act. In relation to the same matter, in May 2018, the Prosecutor’s Office sought a fine of ~~W~~3.0 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act. The trial court (Goyang Branch of Uijeongbu District Court) issued a summary order confirming the same fines of ~~W~~3.0 million on November 22, 2018, which fines were paid in full after such order was confirmed on November 5, 2020. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In January 2018, we were audited by the Ministry of Employment and Labor in connection with the occurrence of another safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~14.4 million. In relation to this matter, in January 2019, the trial court (Goyang Branch of Uijeongbu District Court) assessed a fine of ~~W~~1 million as a summary order on each of us and our chief production officer pursuant to certain other provisions of the Industrial Safety and Health Act. In addition, in January 2019, the trial court sought a fine of ~~W~~4 million and ~~W~~2 million on us and the employee in charge of on-site safety management, respectively, on the basis of certain other provisions of the Industrial Safety and Health Act. Relevant authorities are currently conducting further investigations. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

Also in January 2018, the government of Gyeong-gi Province issued a warning and assessed a fine of ~~W~~1 million on us, which we subsequently paid, for the failure to comply with certain requirements relating to air pollutant emission and prevention facilities under the Air Quality Management Act. To prevent such violations from occurring again, we have shortened the air pollutant emission maintenance reporting period and strengthened the verification process for relevant data.

In March 2018, we were audited by the Ministry of Employment and Labor in connection with our health and safety training practices, and we were found to have omitted requisite health and safety training sessions for certain employees in our P9 facilities in 2016 and 2017. As a result, we were assessed a fine of ~~W~~6.95 million, which we subsequently paid, and have strengthened our efforts to promote health and safety training programs in advance as well as our management and supervision activities to ensure such programs are conducted.

In June 2019, the government of Gyeong-gi Province reviewed the operational history and the number of self-measurements of our emission outlets and confirmed that there were certain deficiencies in self-measurements for our reserve facilities. As a result, we were assessed a fine of ~~W~~1.6 million by the government of Gyeong-gi Province, which we subsequently paid, for the violation of Article 39 of the Air Quality Management Act. To prevent the recurrence, we have established a monthly self-measurement plan for our reserve facilities.

In May 2020, we were assessed a fine of ~~W~~1.4 million by the National Institute of Chemical Safety for our failure to conduct safety training on hazardous chemicals in violation of Article 33 of the Chemicals Control Act, which we subsequently paid. In order to prevent recurrence, we conducted safety training on hazardous chemicals for the relevant personnel and newly established a working process that complies with safety regulations.

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In May 2020, we received a warning from Daegu Regional Environmental Office regarding a safety incident that occurred in April 2020 in violation of Article 13-1 of the Chemical Control Act. In addition, in connection with another safety incident that occurred in May 2020, we were assessed an administrative penalty of ~~W~~1.44 million in May 2020 and an improvement order in June 2020, in each case by Daegu Regional Environmental Office, for a violation of Article 13-2 of the Chemical Control Act. We subsequently paid such fine, and we also submitted a report of compliance with such improvement order in July 2020. Regarding these two incidents, Gimcheon Branch of Daegu District Court issued a summary order to assess fines of ~~W~~3 million on each of us and two of our employees (the former head of safety and health management at our Gumi facilities and a former working level staff), which order was subsequently confirmed. In order to prevent recurrence, we are strengthening our safety management standards and employee training efforts.

In January 2021, an incident involving a leakage of tetramethylammonium hydroxide chemicals occurred during refurbishment of equipment at one of our plants in Paju, causing bodily harm to workers. Government authorities are currently investigating the cause of such incident. In light of such incident, we plan to implement measures to fundamentally enhance our safety management standards with an aim to ensure health and safety of all workers at our facilities and maintain public trust, including four key safety management initiatives comprising (i) performing detailed safety diagnosis at all of our facilities, (ii) internalizing major hazardous tasks, (iii) developing dedicated personnel for safety- and environment-related matters and strengthening our support to our service providers, and (iv) strengthening the authority and capability of our safety management organizations.

13.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS).

(Unit: In millions of Won)

Description	As of March 31, 2021	As of December 31, 2020	As of December 31, 2019
Current assets	12,163,134	11,099,470	10,248,315
Quick assets	9,811,445	8,928,814	8,197,160
Inventories	2,351,689	2,170,656	2,051,155
Non-current assets	24,234,417	23,972,053	25,326,248
Investments in equity accounted investees	111,187	114,551	109,611
Property, plant and equipment, net	20,203,685	20,147,051	22,087,645
Intangible assets	1,259,004	1,020,088	873,448
Other non-current assets	2,660,541	2,690,363	2,255,544
Total assets	36,397,551	35,071,523	35,574,563
Current liabilities	11,998,080	11,006,948	10,984,976
Non-current liabilities	11,160,370	11,327,636	12,101,306
Total liabilities	23,158,450	22,334,584	23,086,282
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	7,748,806	7,524,297	7,503,312
Other equity	32,982	(163,446)	(203,021)
Non-controlling interest	1,417,121	1,335,896	1,147,798
Total equity	13,239,101	12,736,939	12,488,281

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(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the three months ended March 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue	6,882,761	24,230,124	23,475,567
Operating profit (loss)	523,029	(29,117)	(1,359,382)
Profit (loss) from continuing operations	265,811	(70,636)	(2,872,078)
Profit (loss) for the period	265,811	(70,636)	(2,872,078)
Profit (loss) attributable to:
Owners of the Company	228,011	(89,342)	(2,829,705)
Non-controlling interest	37,800	18,706	(42,373)
Basic earnings (loss) per share	637	(250)	(7,908)
Diluted earnings (loss) per share	637	(250)	(7,908)
Number of consolidated entities	21	21	22

B.	Financial highlights (Based on separate K-IFRS).

(Unit: In millions of Won)

Description	As of March 31, 2021	As of December 31, 2020	As of December 31, 2019
Current assets	7,729,112	6,948,054	7,081,228
Quick assets	6,240,613	5,529,932	5,554,929
Inventories	1,488,499	1,418,122	1,526,299
Non-current assets	19,692,197	19,757,148	20,301,452
Investments	4,779,685	4,784,828	4,958,308
Property, plant and equipment, net	11,500,994	11,736,673	12,764,175
Intangible assets	1,073,094	887,431	708,047
Other non-current assets	2,338,424	2,348,216	1,870,922
Total assets	27,421,309	26,705,202	27,382,680
Current liabilities	11,028,860	10,180,660	9,140,483
Non-current liabilities	6,087,313	6,261,307	7,576,104
Total liabilities	17,116,173	16,441,967	16,716,587
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	6,264,944	6,223,043	6,625,901
Other equity	0	0	0
Total equity	10,305,136	10,263,235	10,666,093

(Unit: In millions of Won, except for per share data)

Description	For the three months ended March 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue	6,632,538	22,799,273	21,658,329
Operating profit (loss)	187,076	(812,979)	(1,784,245)
Profit (loss) from continuing operations	45,322	(513,262)	(2,639,893)
Profit (loss) for the period	45,322	(513,262)	(2,639,893)
Basic earnings (loss) per share	127	(1,434)	(7,378)
Diluted earnings (loss) per share	127	(1,434)	(7,378)

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C.	Consolidated subsidiaries (as of March 31, 2021)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC (1)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%

(1)	During the reporting period, we invested an additional ~~W~~6,157 million in LG Display Fund I LLC.

D.	Status of equity investments (as of March 31, 2021)

(1)	Consolidated subsidiaries

Company	Capital Stock (in millions)		Date of Incorporation	Equity Interest
LG Display America, Inc.	USD	411	September 1999	100%
LG Display Germany GmbH	EUR	1	November 1999	100%
LG Display Japan Co., Ltd.	JPY	95	October 1999	100%
LG Display Taiwan Co., Ltd.	NTD	116	April 1999	100%
LG Display Nanjing Co., Ltd.	CNY	3,020	July 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4	January 2003	100%
LG Display Guangzhou Co., Ltd.	CNY	1,655	June 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	4	August 2007	100%
LG Display Singapore Pte. Ltd.	USD	1	January 2009	100%
L&T Display Technology (Fujian) Limited	CNY	116	January 2010	51%
LG Display Yantai Co., Ltd.	CNY	1,008	April 2010	100%
Nanumnuri Co., Ltd.	KRW	800	March 2012	100%
LG Display (China) Co., Ltd.	CNY	8,232	December 2012	70%
Unified Innovative Technology, LLC	USD	9	March 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY	1	April 2015	100%
Global OLED Technology LLC	USD	138	December 2009	100%
LG Display Vietnam Haiphong Co., Ltd.	USD	600	May 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY	637	July 2016	100%

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Company	Capital Stock (in millions)		Date of Incorporation	Equity Interest
LG Display Fund I LLC (1)	USD	17	May 2018	100%
LG Display High-Tech (China) Co., Ltd.	CNY	15,600	July 2018	70%
MMT (Money Market Trust)		—	January 2018	—

(1)	During the reporting period, we invested an additional ~~W~~6,157 million in LG Display Fund I LLC.

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	43,805	January 2005	40%
Wooree E&L Co., Ltd.	~~W~~	10,025	June 2008	14%
YAS Co., Ltd.	~~W~~	25,096	April 2002	15%
Avatec Co., Ltd.	~~W~~	20,766	August 2000	15%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH	~~W~~	2,609	March 2003	11%
Material Science Co., Ltd.	~~W~~	3,244	January 2014	10%
Nanosys Inc.	~~W~~	5,642	July 2001	3%

Although our respective share interests in Wooree E&L Co., Ltd., YAS Co., Ltd., Avatec Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, we are able to exercise significant influence through our right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

For the three months ended March 31, 2020 and 2021, the aggregate amount of dividends we received from our affiliated companies was ~~W~~4,068 million and ~~W~~8,239 million, respectively.

14.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2021 Q1	2019	2018
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,470 (550)	1,410 (540)(2)	1,280 (500)(2)
Time required	2,210	19,777	21,194

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

(Unit: In millions of Won, hours)

Period	Date of contract	Description of service	Period of service	Compensation
2021 Q1	—	—	—	—
2020	—	—	—	—
2019	July 23, 2019	Issuance of comfort letters	July 23, 2019 ~ August 31, 2019	120

23

15.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

16.	Board of Directors

A.	Members of the board of directors

As of March 31, 2021, our board of directors consisted of two non-outside directors, one non-standing director and four outside directors. As of the end of the reporting period, there is no change in the composition of our board of directors, but on April 26, 2021, our board of directors approved the formation of the Related Party Transaction Committee (date of formation: July 1, 2021) and the ESG Committee (date of formation: April 26, 2021).

(As of March 31, 2021)

Name	Position	Primary responsibility
James (Hoyoung) Jeong	Representative Director (non-outside), Chief Executive Officer and President	Overall head of business management
Donghee Suh	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Young-Soo Kwon	Director (non-standing)	Chairman of the board of directors
Kun Tai Han	Outside Director	Related to the overall management
Byung Ho Lee (1)	Outside Director	Related to the overall management
Chang-Yang Lee	Outside Director	Related to the overall management
Doocheol Moon (1)	Outside Director	Related to the overall management

(1)	Byung Ho Lee was reappointed for another term as an outside director, and Doocheol Moon was newly appointed as an outside director at the annual general meeting of shareholders held on March 23, 2021.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Management Committee, Outside Director Nomination Committee, Audit Committee and ESG Committee. The Related Party Transaction Committee is set to be established on July 1, 2021.

As of March 31, 2021, the Management Committee consisted of two non-outside directors, James (Hoyoung) Jeong and Donghee Suh.

As of March 23, 2021, the composition of the Outside Director Nomination Committee was as follows.

(As of March 23, 2021)

Committee	Composition	Member
Outside Director Nomination Committee(1)	1 non-standing director and 2 outside directors	Young-Soo Kwon, Byung Ho Lee and Doocheol Moon

(1)

Each of Young-Soo Kwon, Byung Ho Lee and Doocheol Moon was appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on March 23, 2021.

As of March 31, 2021, the composition of the Audit Committee was as follows.

(As of March 31, 2021)

Committee	Composition	Member
Audit Committee	3 outside directors	Kun Tai Han, Chang-Yang Lee and Doocheol Moon(1)

(1)	Doocheol Moon is the audit committee chairman.

24

As of the date of this report, the composition of the ESG Committee was as follows.

(As of the date of this report)

Committee	Composition	Member
ESG Committee	1 non-standing director and 4 outside directors	Kun Tai Han, Byung Ho Lee, Chang-Yang Lee, Doocheol Moon and James (Hoyoung) Jeong

As of the date of this report, the composition of the Related Party Transaction Committee, which will be established as of July 1, 2021, was as follows.

(As of the date of this report)

Committee	Composition	Member
Related Party Transaction Committee	1 non-standing director and 3 outside directors	Kun Tai Han, Byung Ho Lee, Chang-Yang Lee and Donghee Suh

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

17.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of March 31, 2021): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of March 31, 2021): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of March 31, 2021:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.9%
James (Hoyoung) Jeong	Registered director of member company	10,000	0.0%
Donghee Suh	Registered director of member company	9,000	0.0%

25

(2)	Shareholders who are known to us that own 5% or more of our shares as of March 31, 2021:

Beneficial owner	Number of shares of common stock		Equity interest
LG Electronics	135,625,000		37.90%
National Pension Service	22,671,167	(1)	6.34	% (1)

(1)	As of the public disclosure filing on February 24, 2021.

18.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2021 Q1:

(Unit: person, in millions of Won)

Classification	No. of directors (1)	Amount paid	Per capita average remuneration paid (2)
Non-outside directors	3	436	145
Outside directors who are not audit committee members	1	20	20
Outside directors who are audit committee members	3	59	20
Total	7	514	73

(1)	Number of directors as at March 31, 2021.
(2)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the year ended March 31, 2021.
(3)

Due to the expiration of Mr. Sung-Sik Hwang’s term as a non-outside director and Mr. Doocheol Moon’s nomination as a non-outside director at the annual general meeting of shareholders held on March 23, 2021, the amount paid to non-outside directors includes the remuneration paid to both directors.

(2)	Standards of remuneration paid to non-outside and outside directors

•	Non-outside directors (excluding outside directors and audit committee members)

The remuneration system for non-outside directors consists of base salary, position salary and performance-related pay. The remuneration for non-outside directors is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the non-outside director’s position and job responsibilities.

•	Standards for base salary/position salary: relevant position and job responsibilities, among others

•	Standards for performance-related pay: financial performance of the company and achievement of individual management goals, among others

•	Outside directors, audit committee members and auditor

The remuneration for outside directors, audit committee members and auditor is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the individual’s job responsibilities, among others.

(3)	Remuneration for individual directors and audit committee members

Not required for quarterly reports.

(4)	Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

Not required for quarterly reports.

26

(5)	Stock options

Not applicable.

B.	Employees

As of March 31, 2021, we had 26,017 employees (excluding our directors). On average, our male employees have served 12.1 years and our female employees have served 10.0 years. The total amount of salary paid to our employees for the three months ended March 31, 2021 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~553,737 million for our male employees and ~~W~~75,777 million for our female employees. The following table provides details of our employees as of March 31, 2021:

(Unit: person, in millions of Won, year)

	Number of employees (1)	Total salary in 2021 (2)(3)(4)	Average salary per capita(5)	Average years of service
Male	21,954	553,737	25	12.1
Female	4,063	75,777	18	10.0
Total	26,017	629,514	24	11.8

(1)	Includes part-time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the three months ended March 31, 2021 was ~~W~~85,041 million and the per capita welfare benefit provided was ~~W~~3.3 million.

(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the cumulative salary and the average number of employees (male: 22,212, female: 4,100) for the three months ended March 31, 2021.

In December 2017, we were audited by the Ministry of Employment and Labor regarding our human resource practices (including in relation to employment contracts, hours of work, outsourcing and employees in pregnancy), and we were found to be in violation of certain provisions of the Labor Standard Act relating to overtime, night and holiday work. As a result, we were issued a corrective order in January 2018 and paid additional overtime wages of ~~W~~2,893 million to 16,106 administrative employees of our Paju facilities for their nighttime work between January 1, 2015 to December 31, 2017. In addition, we reviewed nighttime work records of our administrative employees outside of our Paju facilities during the same period and paid additional overtime wages of ~~W~~2,166 million to eligible employees. In order to prevent such violation from occurring again, we are periodically monitoring the nighttime work records of our employees.

From December 2017 to January 2018, we were audited by the Ministry of Employment and Labor regarding our human resource practices relating to temporary and part-time employees, and we were found to have omitted certain required information (including the number of break hours and vacation days) in the employment contracts of 82 temporary employees. As a result, we were assessed a fine of ~~W~~27 million, which we subsequently paid. In order to prevent such violation from occurring again, we have amended the relevant provisions of the applicable employment contracts.

19.	Other Matters

A.	Legal proceedings

We are a defendant in three separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs, one damages claim in Israel filed by private plaintiffs and one unjust enrichment claim in the United States filed by the Commonwealth of Puerto Rico) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined, and no trial has been scheduled. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

27

We have also been a defendant in four patent infringement lawsuits (two in the United States, one in Germany and one in China) filed against us and certain other set manufacturers by Solas OLED Ltd. With respect to each of these cases, we have entered into a Settlement and License Agreement with the plaintiff in December 2020. The plaintiff withdrew its claims in all four cases between January and March 2021.

B.	Material events subsequent to the reporting period

None.

28

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2021 and 2020

(With Independent Auditors’ Review Report Thereon)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2021 and 2020

(Unaudited)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of March 31, 2021, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2021 and 2020, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2020 and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 3, 2021, expressed an unmodified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2020, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2021 and 2020

(Unaudited)

KPMG Samjong Accounting Corp.

Seoul, Korea

May 14, 2021

This report is effective as of May 14, 2021 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of March 31, 2021 and December 31, 2020

(In millions of won)	Note	March 31, 2021		December 31, 2020
Assets
Cash and cash equivalents	4, 25	~~W~~	3,904,032	4,218,099
Deposits in banks	4, 25		447,634	78,652
Trade accounts and notes receivable, net	5, 14, 25, 27		4,308,671	3,517,512
Other accounts receivable, net	5, 25		121,248	144,480
Other current financial assets	6, 25		43,132	52,403
Inventories	7		2,351,689	2,170,656
Prepaid income taxes			114,668	114,202
Other current assets	5		872,060	803,466

Total current assets			12,163,134	11,099,470
Deposits in banks	4, 25		11	11
Investments in equity accounted investees	8		111,187	114,551
Other non-current financial assets	6, 25		78,193	68,231
Property, plant and equipment, net	9, 17		20,203,685	20,147,051
Intangible assets, net	10, 17		1,259,004	1,020,088
Deferred tax assets	23		2,262,614	2,273,677
Defined benefits assets, net	12		183,424	224,997
Other non-current assets			136,299	123,447

Total non-current assets			24,234,417	23,972,053

Total assets		~~W~~	36,397,551	35,071,523

Liabilities
Trade accounts and notes payable	25, 27		3,974,921	3,779,290
Current financial liabilities	11, 25		3,729,125	3,195,024
Other accounts payable	25		3,116,263	2,781,941
Accrued expenses			598,907	651,880
Income tax payable			36,522	25,004
Provisions	13		193,066	197,468
Advances received	14		295,078	333,821
Other current liabilities			54,198	42,520

Total current liabilities			11,998,080	11,006,948
Non-current financial liabilities	11, 25		10,727,311	11,124,846
Non-current provisions	13		93,992	89,633
Defined benefit liabilities, net	12		1,479	1,498
Deferred tax liabilities	23		9,046	9,530
Other non-current liabilities			328,542	102,129

Total non-current liabilities			11,160,370	11,327,636

Total liabilities			23,158,450	22,334,584

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			7,748,806	7,524,297
Reserves	15		32,982	(163,446)

Total equity attributable to owners of the Controlling Company			11,821,980	11,401,043

Non-controlling interests			1,417,121	1,335,896

Total equity			13,239,101	12,736,939

Total liabilities and equity		~~W~~	36,397,551	35,071,523

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month periods ended March 31, 2021 and 2020

(In millions of won, except earnings per share)	Note	2021		2020
Revenue	16, 17, 27	~~W~~	6,882,761	4,724,249
Cost of sales	7, 18, 27		(5,651,296)	(4,446,096)

Gross profit			1,231,465	278,153

Selling expenses	18, 19		(216,605)	(199,854)
Administrative expenses	18, 19		(216,056)	(173,289)
Research and development expenses	18		(275,775)	(266,929)

Operating profit (loss)			523,029	(361,919)

Finance income	22		212,883	333,196
Finance costs	22		(419,639)	(303,835)
Other non-operating income	21		479,371	542,033
Other non-operating expenses	18, 21		(473,638)	(507,081)
Equity in income of equity accounted investees, net			1,287	2,733

Profit (loss) before income tax			323,293	(294,873)
Income tax expense (benefit)	23		57,482	(95,976)

Profit (loss) for the period			265,811	(198,897)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(4,594)	(2,574)
Other comprehensive income (loss) from associates			(81)	92
Related income tax	12		1,173	661

			(3,502)	(1,821)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations			240,355	273,903
Other comprehensive income (loss) from associates			(502)	1,595

			239,853	275,498

Other comprehensive income for the period, net of income tax			236,351	273,677

Total comprehensive income for the period		~~W~~	502,162	74,780

Profit (loss) attributable to:
Owners of the Controlling Company			228,011	(198,991)
Non-controlling interests			37,800	94

Profit (loss) for the period		~~W~~	265,811	(198,897)

Total comprehensive income attributable to:
Owners of the Controlling Company			420,937	28,328
Non-controlling interests			81,225	46,452

Total comprehensive income for the period		~~W~~	502,162	74,780

Earnings (loss) per share (in won)
Basic and diluted earnings (loss) per share	24	~~W~~	637	(556)

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2021 and 2020

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	(198,991)	—	(198,991)	94	(198,897)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(1,913)	—	(1,913)	—	(1,913)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	227,545	227,545	46,358	273,903
Other comprehensive income from associates		—	—	92	1,595	1,687	—	1,687

Total other comprehensive income (loss)		—	—	(1,821)	229,140	227,319	46,358	273,677

Total comprehensive income (loss) for the period	~~W~~	—	—	(200,812)	229,140	28,328	46,452	74,780

Balances at March 31, 2020	~~W~~	1,789,079	2,251,113	7,302,500	26,119	11,368,811	1,194,250	12,563,061

Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	7,524,297	(163,446)	11,401,043	1,335,896	12,736,939

Total comprehensive income (loss) for the period
Profit for the period		—	—	228,011	—	228,011	37,800	265,811

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(3,421)	—	(3,421)	—	(3,421)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	196,930	196,930	43,425	240,355
Other comprehensive loss from associates		—	—	(81)	(502)	(583)	—	(583)

Total other comprehensive income (loss)		—	—	(3,502)	196,428	192,926	43,425	236,351

Total comprehensive income for the period	~~W~~	—	—	224,509	196,428	420,937	81,225	502,162

Balances at March 31, 2021	~~W~~	1,789,079	2,251,113	7,748,806	32,982	11,821,980	1,417,121	13,239,101

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	265,811	(198,897)
Adjustments for:
Income tax expense (benefit)	23		57,482	(95,976)
Depreciation and amortization	18		1,096,999	992,442
Gain on foreign currency translation			(177,983)	(201,052)
Loss on foreign currency translation			199,616	237,887
Expenses related to defined benefit plans	12		35,879	40,223
Gain on disposal of property, plant and equipment			(1,352)	(3,579)
Loss on disposal of property, plant and equipment			8,372	4,377
Impairment loss on property, plant and equipment			1,727	5,912
Reversal of impairment loss on property, plant and equipment			(532)	—
Impairment loss on intangible assets			7,767	4,347
Reversal of impairment loss on intangible assets			(1,250)	(550)
Expense on increase of provision			52,263	69,646
Finance income			(173,567)	(263,600)
Finance costs			405,299	278,888
Equity in income of equity method accounted investees, net	8		(1,287)	(2,733)
Other income			—	(13,944)
Other expenses			15,432	202

			1,524,865	1,052,490
Changes in:
Trade accounts and notes receivable			(617,249)	299,683
Other accounts receivable			26,643	6,160
Inventories			(171,184)	(257,525)
Lease receivables			987	583
Other current assets			(43,530)	(96,090)
Other non-current assets			(34,220)	(27,205)
Trade accounts and notes payable			42,841	151,249
Other accounts payable			120,318	(314,044)
Accrued expenses			(37,934)	(112,180)
Provisions			(52,306)	(70,545)
Advances received			70,057	(19,211)
Other current liabilities			6,968	(40,207)
Defined benefit liabilities, net			1,116	(4,440)
Other non-current liabilities			(514)	3,427

			(688,007)	(480,345)

Cash generated from operating activities			1,102,669	373,248
Income taxes paid			(20,810)	(47,206)
Interests received			16,365	17,043
Interests paid			(136,013)	(158,391)

Net cash provided by operating activities		~~W~~	962,211	184,694

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from investing activities:
Dividends received		~~W~~	3,668	7,739
Increase in deposits in banks			(366,883)	(600)
Proceeds from withdrawal of deposits in banks			400	1,200
Acquisition of financial assets at fair value through profit or loss			(5,069)	(29)
Proceeds from disposal of financial asset at fair value through profit or loss			380	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			9	6
Proceeds from disposal of investments in equity accounted investees			600	600
Acquisition of property, plant and equipment			(570,379)	(1,027,979)
Proceeds from disposal of property, plant and equipment			2,885	269,174
Acquisition of intangible assets			(197,377)	(119,264)
Government grants received			—	19,035
Receipt from (payment for) settlement of derivatives			(20,435)	21,615
Proceeds from collection of short-term loans			7,204	6,134
Increase in deposits			—	(791)
Decrease in deposits			215	947
Proceeds from disposal of other assets			—	11,000

Net cash used in investing activities			(1,144,782)	(811,213)

Cash flows from financing activities:	26
Proceeds from short-term borrowings			1,226,939	1,027,114
Repayments of short-term borrowings			(904,668)	(877,007)
Proceeds from long-term borrowings			200,000	642,613
Repayments of current portion of long-term borrowings and bonds			(736,264)	(19,059)
Payment of lease liabilities			(15,879)	(17,675)

Net cash provided by (used in) financing activities			(229,872)	755,986

Net increase (decrease) in cash and cash equivalents			(412,443)	129,467
Cash and cash equivalents at January 1			4,218,099	3,336,003
Effect of exchange rate fluctuations on cash held			98,376	92,916

Cash and cash equivalents at March 31		~~W~~	3,904,032	3,558,386

See accompanying notes to the consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of March 31, 2021, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of March 31, 2021, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2021, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2021, there are 17,451,976 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of March 31, 2021

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY	4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell display products	USD	1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY	1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD	600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD	17
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY	15,600

(*)	For the three-month period ended March 31, 2021, the Controlling Company contributed ~~W~~6,157 million in cash for the capital increase of LG DISPLAY FUND I LLC.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2020.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2020, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Current assets
Cash and cash equivalents
Cash	~~W~~	1,233	156
Demand deposits		3,902,799	4,217,943

	~~W~~	3,904,032	4,218,099

Deposits in banks
Time deposits	~~W~~	2,000	1,800
Restricted deposits (*)		445,634	76,852

	~~W~~	447,634	78,652

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

	~~W~~	4,351,677	4,296,762

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, restricted deposits pledged in relation to a subsidiary’s borrowings and others.

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Other Current Assets

(a)	Trade accounts and notes receivable as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Due from third parties	~~W~~	3,489,070	3,054,471
Due from related parties		819,601	463,041

	~~W~~	4,308,671	3,517,512

(b)	Other accounts receivable as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	March 31, 2021		December 31, 2020
Current assets
Non-trade receivables, net	~~W~~	114,509	140,616
Accrued income		6,739	3,864

	~~W~~	121,248	144,480

Due from related parties included in other accounts receivable as of March 31, 2021 and December 31, 2020 are ~~W~~1,044 million and ~~W~~21,189 million, respectively.

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Other Current Assets, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	March 31, 2021
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	4,306,503	120,531	(1,348)	(1,829)
1-15 days past due		3,516	243	—	(2)
16-30 days past due		—	782	—	(6)
31-60 days past due		—	2	—	—
More than 60 days past due		—	1,560	—	(33)

	~~W~~	4,310,019	123,118	(1,348)	(1,870)

(In millions of won)	December 31, 2020
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,516,891	143,674	(1,047)	(1,740)
1-15 days past due		1,638	1,023	—	(8)
16-30 days past due		30	522	—	—
31-60 days past due		—	782	—	(8)
More than 60 days past due		—	257	—	(22)

	~~W~~	3,518,559	146,258	(1,047)	(1,778)

Movements in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows:

(In millions of won)	March 31, 2021			December 31, 2020
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	1,047	1,778	460	3,322
(Reversal of) bad debt expense		301	92	587	(480)
Write-off		—	—	—	(1,064)

Balance at the end of the reporting period	~~W~~	1,348	1,870	1,047	1,778

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Other Current Assets, Continued

(d)	Other current assets as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Advanced payments	~~W~~	51,792	34,808
Prepaid expenses		111,105	63,972
Value added tax refundable		699,111	693,623
Right to recover returned goods		10,052	11,063

	~~W~~	872,060	803,466

6.	Other Financial Assets

Other financial assets as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	March 31, 2021		December 31, 2020
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	10,605	9,252
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	15	24
Financial assets carried at amortized cost
Deposits	~~W~~	4,403	8,696
Short-term loans		21,925	28,491
Lease receivables		6,184	5,940

	~~W~~	32,512	43,127

	~~W~~	43,132	52,403

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	19,795	13,223
Convertible securities		2,422	2,377
Derivatives(*)		7,969	111

	~~W~~	30,186	15,711

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	48	48

Financial assets carried at amortized cost
Deposits	~~W~~	22,034	22,251
Long-term loans		10,643	13,899
Lease receivables		15,282	16,322

	~~W~~	47,959	52,472

	~~W~~	78,193	68,231

(*)

Represents valuation gain from cross currency interest rate swap contracts related to foreign currency denominated borrowings and bonds and others. The contracts are not designated as hedging instruments.

7.	Inventories

Inventories as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	March 31, 2021		December 31, 2020
Finished goods	~~W~~	819,313	785,282
Work-in-process		860,899	733,071
Raw materials		505,382	491,432
Supplies		166,095	160,871

	~~W~~	2,351,689	2,170,656

For the three-month periods ended March 31, 2021 and 2020, the amounts of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs are as follows:

(In millions of won)	2021		2020
Inventories recognized as cost of sales	~~W~~	5,651,296	4,446,096
Including: inventory write-downs		173,804	389,679
Including: usage of inventory write-downs		(213,932)	(472,885)

There were no significant reversals of inventory write-downs recognized during the three-month periods ended March 31, 2021 and 2020.

8.	Investments in Equity Accounted Investees

Associates as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	March 31, 2021			December 31, 2020
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying Amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	43,805	40%	~~W~~	47,262

WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14%		10,025	14%		10,540

YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		25,096	15%		24,493

AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	15%		20,766	14%		20,196

Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—

Cynora GmbH	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	11%		2,609	12%		2,609

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	March 31, 2021			December 31, 2020
					Percentage of ownership	Carrying Amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd.	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	3,244	10%	~~W~~	3,791

Nanosys Inc.	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	3%		5,642	3%		5,660

						~~W~~	111,187		~~W~~	114,551

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends income recognized from equity method investees for the three-month periods ended March 31, 2021 and 2020 amounted to ~~W~~4,068 million and ~~W~~8,239 million, respectively.

9.	Property, Plant and Equipment

For the three-month periods ended March 31, 2021 and 2020, the Group purchased property, plant and equipment of ~~W~~760,741 million and ~~W~~745,993 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~14,686 million and 4.63%, and ~~W~~72,618 million and 4.18% for the three-month periods ended March 31, 2021 and 2020, respectively. In addition, for the three-month periods ended March 31, 2021 and 2020, the Group recognized the right-of-use asset for use of vehicles, machinery and others of ~~W~~10,770 million and ~~W~~18,863 million, respectively. Also, for the three-month periods ended March 31, 2021 and 2020, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~9,590 million and ~~W~~3,101 million, respectively, and recognized ~~W~~1,352 million and ~~W~~8,372 million, respectively, as gain and loss, on disposal of property, plant and equipment for the three-month period ended March 31, 2021 (gain and loss for the three-month period ended March 31, 2020: ~~W~~3,579 million and ~~W~~4,377 million, respectively).

10.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of March 31, 2021 and December 31, 2020 are ~~W~~301,024 million and ~~W~~301,953 million, respectively. For the three-month period ended March 31, 2021, the Group recognized an impairment loss amounting to ~~W~~7,767 million in connection with development projects.

11.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Current
Short-term borrowings	~~W~~	742,443	394,906
Current portion of long-term borrowings and bonds		2,928,631	2,705,709
Derivatives(*)		17,627	58,875
Lease liabilities		40,424	35,534

	~~W~~	3,729,125	3,195,024

Non-current
Won denominated borrowings	~~W~~	2,443,625	2,435,000
Foreign currency denominated borrowings		6,414,540	6,584,658
Bonds		1,779,295	1,948,541
Derivatives(*)		41,131	108,750
Lease liabilities		48,720	47,897

	~~W~~	10,727,311	11,124,846

(*)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(b)	Short-term borrowings as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of March 31, 2021 (%)(*)	March 31, 2021		December 31, 2020
Standard Chartered Bank Korea Limited	12ML + 1.68	~~W~~	340,050		326,400
Standard Chartered Bank Vietnam and others	3ML + 0.80~0.90		402,393		68,506

Foreign currency equivalent		USD	655	USD	363

		~~W~~	742,443		394,906

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2021 (%)(*)	March 31, 2021		December 31, 2020
Woori Bank	2.75	~~W~~	—	60
Korea Development Bank and others	CD rate (91days) + 1.00~1.60,
	2.21~3.40		3,063,125	3,272,500
Less current portion of long-term borrowings			(619,500)	(837,560)

		~~W~~	2,443,625	2,435,000

(*)	CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of March 31, 2021 (%)	March 31, 2021		December 31, 2020
The Export-Import Bank of Korea and others	3ML+0.75~2.40
	6ML+1.25~1.35	~~W~~	1,751,257		1,680,960
China Construction Bank and others	USD : 3ML+0.65~1.43
	CNY : LPR(5Y)+0.44,
	LPR(1Y)-0.20~+0.30, 4.20		6,024,955		5,948,472

Foreign currency equivalent		USD	2,675	USD	2,742
		CNY	27,524	CNY	27,825
Less current portion of long-term borrowings			(1,361,672)		(1,044,774)

		~~W~~	6,414,540		6,584,658

(*)	LPR represents Loan Prime Rate of People’s Bank of China.

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of March 31, 2021 (%)	March 31, 2021		December 31, 2020
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	May 2021 ~ February 2024	1.95~2.95	~~W~~	1,120,000		1,320,000
Privately issued bonds	May 2022 ~ May 2033	3.25~4.25		160,000		160,000
Less discount on bonds				(1,477)		(1,798)
Less current portion				(609,528)		(499,796)

			~~W~~	668,995		978,406

Foreign currency denominated bonds at amortized cost (*2)
Publicly issued bonds	November 2021	3.88	~~W~~	340,050		326,400
Privately issued bonds	April 2023	3ML+1.47		113,350		108,800
Foreign currency equivalent			USD	400	USD	400
Less discount on bonds				(2,437)		(3,161)
Less current portion				(337,931)		(323,579)

			~~W~~	113,032		108,460

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds	August 2024	1.50	~~W~~	997,268		861,675
Foreign currency equivalent			USD	880	USD	792

			~~W~~	1,779,295		1,948,541

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued by the Controlling Company and outstanding as of March 31, 2021 are as follows:

(In won, USD)
Description
Type		Unsecured foreign currency denominated convertible bonds
Issuance amount		USD 687,800,000
Annual interest rate (%)		1.50
Issuance date		August 22, 2019
Maturity date		August 22, 2024
Interest payment		Payable semi-annually in arrear until maturity date
Principal redemption		1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption:

The Controlling Company has a right to redeem before maturity (call option) and the bondholders have a right to require the Controlling Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~	19,845 per common share (subject to adjustment based on diluted effects of certain events)
Conversion period		From August 23, 2020 to August 12, 2024
Redemption at the option of the issuer (Call option)

•  On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

•  The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

•  In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)		On the third anniversary from the issuance date

The Controlling Company designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in fair value in profit or loss. The Controlling Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of March 31, 2021 is as follows:

(In won and No. of shares)
	March 31, 2021
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Present value of partially funded defined benefit obligations	~~W~~	1,421,888	1,397,542
Fair value of plan assets		(1,603,833)	(1,621,041)

	~~W~~	(181,945)	(223,499)

Defined benefit liabilities, net	~~W~~	1,479	1,498
Defined benefit assets, net	~~W~~	183,424	224,997

(b)	Expenses related to defined benefit plans recognized in profit or loss for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Current service cost	~~W~~	37,353	40,999
Net interest cost		(1,474)	(776)

	~~W~~	35,879	40,223

(c)	Plan assets as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Guaranteed deposits in banks	~~W~~	1,603,833	1,621,041

As of March 31, 2021, the Controlling Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Remeasurements of net defined benefit liabilities	~~W~~	(4,594)	(2,574)
Tax effect		1,173	661

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(3,421)	(1,913)

13.	Provisions and Other Liabilities

Changes in provisions for the three-month period ended March 31, 2021 are as follows:

(In millions of won)
	Warranties (*)		Others	Total
Balance at January 1, 2021	~~W~~	272,195	14,906	287,101
Additions (reversal)		52,263	(1,677)	50,586
Usage		(50,629)	—	(50,629)

Balance at March 31, 2021	~~W~~	273,829	13,229	287,058

Current	~~W~~	179,837	13,229	193,066
Non-current	~~W~~	93,992	—	93,992

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Group’s warranty obligation.

14.	Contingencies and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of March 31, 2021, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Solas OLED Ltd. Litigations

Between April 2019 and September 2020, Solas OLED Ltd. filed altogether four patent infringement actions, with two in the United States District Court for the Western District of Texas, one in the Mannheim District Court in Germany and one in the Beijing Intellectual Property Court in China, against the Controlling Company and television manufacturers. The actions in the United States and Germany also included the Controlling Company’s subsidiaries, LG Display America, Inc. and LG Display Germany GmbH, as defendants, respectively. In December 2020, the parties reached an agreement to amicably settle all claims and all patent infringement actions have been formally dismissed during the three-month period ended March 31, 2021.

Others

The Group is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,065 million (~~W~~1,207,178 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of March 31, 2021, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

14.	Contingencies and Commitments, Continued

The Controlling Company and overseas subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreements and the amount of sold but not yet due accounts receivables by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Credit limit			Not yet due
		Contractual amount		KRW equivalent	Contractual amount		KRW equivalent
Controlling	Shinhan Bank	KRW	90,000	90,000		—	—
Company		USD	60	68,010		—	—
	Sumitomo Mitsui Banking Corporation	USD	20	22,670		—	—
	MUFG Bank	KRW	17,000	17,000		—	—
		USD	160	181,360		—	—
	BNP Paribas	USD	125	141,688		—	—
	ING Bank	USD	90	102,015	USD	15	17,003

		USD	455		USD	15
		KRW	107,000	622,743		—	17,003

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	290	328,715		—	—

	BNP Paribas	USD	15	17,003		—	—
LG Display Taiwan Co., Ltd.	Australia and New Zealand Banking Group Ltd.	USD	70	79,345		—	—
	KGI Bank Co., Ltd.	USD	30	34,005		—	—

	BNP Paribas	USD	75	85,012	USD	75	85,012
LG Display Germany GmbH	Commerzbank AG	USD	2	2,632		—	—
	DZ Bank AG	USD	8	8,501	USD	4	4,106

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD	400	453,400		—	—
	Standard Chartered Bank	USD	600	680,100	USD	256	290,630
	Sumitomo Mitsui Banking Corporation	USD	150	170,025	USD	20	22,671

LG Display Japan Co., Ltd.	Chelsea Capital Corporation Tokyo Branch	USD	120	136,020	USD	30	34,025

LG Display Guangzhou Trading Co., Ltd.	KEB Hana Bank (China) Company Limited	USD	30	34,005		—	—

		USD	1,790	2,028,763	USD	385	436,444

		USD	2,245		USD	400
		KRW	107,000	2,651,506		—	453,447

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

14.	Contingencies and Commitments, Continued

Letters of credit

As of March 31, 2021, the Group entered into agreements with financial institutions in relation to opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won and USD)
	Contractual amount		KRW equivalent
KEB Hana Bank		USD 150	~~W~~	170,025
Sumitomo Mitsui Banking Corporation		USD 50		56,675
Industrial Bank of Korea		USD 100		113,350
Industrial and Commercial Bank of China		USD 200		226,700
Shinhan Bank		USD 200		226,700
KB Kookmin Bank		USD 100		113,350
MUFG Bank		USD 100		113,350
The Export–Import Bank of Korea		USD 200		226,700
Standard Chartered Bank		USD 300		340,050

	USD	1,400	~~W~~	1,586,900

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 200 million (~~W~~226,700 million) from KB Kookmin Bank and others for advances received in connection with the long-term supply agreements. The Controlling Company also obtained payment guarantees amounting to USD 306 million (~~W~~346,638 million) from Korea Development Bank for foreign currency denominated bonds and USD 2 million (~~W~~2,267 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 549 million (~~W~~94,534 million), JPY 900 million (~~W~~9,246 million), EUR 2.5 million (~~W~~3,321 million), VND 49,694 million (~~W~~2,440 million), and USD 0.5 million (~~W~~567 million), respectively, for their local tax payments and utility payments.

License agreements

As of March 31, 2021, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of March 31, 2021.

Long-term supply agreement

As of March 31, 2021, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 100 million (~~W~~113,350 million) in advances received. The advances received are offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received payment guarantees amounting to USD 200 million (~~W~~226,700 million) from KB Kookmin Bank and other various banks relating to advances received (see note 14(b) payment guarantees).

14.	Contingencies and Commitments, Continued

Pledged Assets

In connection with the borrowings amounting to CNY 19,320 million (~~W~~3,329,802 million) from China Construction Bank and others, as of March 31, 2021, the Group is providing its property, plant and equipment with carrying amount of ~~W~~663,630 million as pledged assets.

15.	Share Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000) and, as of March 31, 2021 and December 31, 2020, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2020 to March 31, 2021.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of equity accounted investees.

Reserves as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Foreign currency translation differences for foreign operations	~~W~~	58,263	(138,667)
Other comprehensive loss from associates		(25,281)	(24,779)

	~~W~~	32,982	(163,446)

16.	Revenue

Details of revenue for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Sales of goods	~~W~~	6,871,565	4,712,798
Royalties		4,559	4,717
Others		6,637	6,734

	~~W~~	6,882,761	4,724,249

17.	Geographic and Other Information

The following is a summary of the Group’s revenue by region based on the location of the customers for the three-month periods ended March 31, 2021 and 2020.

(a)	Revenue by geography

(In millions of won)
Region	2021		2020
Domestic	~~W~~	149,778	272,051
Foreign
China		4,573,480	3,043,061
Asia (excluding China)		748,998	587,685
United States		720,494	346,976
Europe (excluding Poland)685,232		293,905	303,648
Poland		396,106	170,828

	~~W~~	6,732,983	4,452,198

	~~W~~	6,882,761	4,724,249

Sales to Company A and Company B amount to ~~W~~2,864,642 million and ~~W~~1,470,562 million, respectively, for the three-month period ended March 31, 2021 (the three-month period ended March 31, 2020: ~~W~~1,647,686 million and ~~W~~931,917 million, respectively). The Group’s top ten end-brand customers together accounted for 86% of sales for the three-month period ended March 31, 2021 (the three-month period ended March 31, 2020: 83%).

17.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

(In millions of won)
	March 31, 2021			December 31, 2020
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	11,501,158	1,061,910	11,736,856	874,849
Foreign
China		6,642,952	91,847	6,731,052	39,396
Vietnam		2,044,221	7,326	1,663,807	7,688
Others		15,354	97,921	15,336	98,155

	~~W~~	8,702,527	197,094	8,410,195	145,239

	~~W~~	20,203,685	1,259,004	20,147,051	1,020,088

(c)	Revenue by product and services

(In millions of won)
	March 31, 2021		March 31, 2020
TV	~~W~~	2,149,168	1,484,054
IT products(*)		2,717,303	1,746,758
Mobile and others		2,016,290	1,493,437

	~~W~~	6,882,761	4,724,249

(*)

IT products consist of Monitor, Notebook and Tablet products and revenue by products and services for the three-month period ended March 31, 2020 are reclassified according to classification for the three-month period ended March 31, 2021.

18.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Changes in inventories	~~W~~	(181,033)	(258,936)
Purchases of raw materials, merchandise and others		3,273,445	2,671,442
Depreciation and amortization		1,096,999	992,442
Outsourcing		305,789	166,069
Labor		832,922	681,399
Supplies and others		255,942	166,749
Utility		236,299	209,831
Fees and commissions		177,554	151,029
Shipping		70,665	42,742
Advertising		39,987	42,538
Warranty		52,263	58,646
Travel		11,553	13,071
Taxes and dues		39,549	27,360
Others		167,642	145,609

	~~W~~	6,379,576	5,109,991

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Salaries	~~W~~	87,143	72,472
Expenses related to defined benefit plans		6,018	6,755
Other employee benefits		18,479	17,220
Shipping		60,427	33,690
Fees and commissions		56,180	52,193
Depreciation		63,079	55,710
Taxes and dues		23,180	12,896
Advertising		39,987	42,538
Warranty		52,263	58,646
Insurance		4,588	2,801
Travel		1,156	3,385
Training		2,171	900
Others		17,990	13,937

	~~W~~	432,661	373,143

20.	Personnel Expenses

Details of personnel expenses for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Salaries and wages	~~W~~	690,713	554,897
Other employee benefits		125,500	106,243
Contributions to National Pension plan		16,542	17,027
Expenses related to defined benefit plans and defined contribution plans(*)		36,093	40,276

	~~W~~	868,848	718,443

(*)	Expenses recognized in relation to employee defined contribution plan for the three-month periods ended March 31, 2021 and 2020 amount to ~~W~~214 million and ~~W~~53 million, respectively.

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Foreign currency gain	~~W~~	472,459	527,740
Gain on disposal of property, plant and equipment		1,352	3,579
Reversal of impairment loss on property, plant and equipment		532	—
Reversal of impairment loss on intangible assets		1,250	550
Rental income		566	1,033
Others		3,212	9,131

	~~W~~	479,371	542,033

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Foreign currency loss	~~W~~	453,794	483,259
Other bad debt expense		85	202
Loss on disposal of property, plant and equipment		8,372	4,377
Impairment loss on property, plant and equipment		1,727	5,912
Impairment loss on intangible assets		7,767	4,347
Donations		108	73
Others		1,785	8,911

	~~W~~	473,638	507,081

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Finance income
Interest income	~~W~~	20,431	20,196
Foreign currency gain		41,857	74,087
Gain on transaction of derivatives		—	21,615
Gain on valuation of derivatives		149,341	85,563
Gain on valuation of financial assets at fair value through profit or loss		1,254	—
Gain on valuation of financial liabilities at fair value through profit or loss		—	131,735

	~~W~~	212,883	333,196

Finance costs
Interest expense	~~W~~	114,695	72,908
Foreign currency loss		152,828	215,136
Loss on sale of trade accounts and notes receivable		665	2,062
Loss on valuation of financial assets at fair value through profit or loss		—	1,252
Loss on valuation of financial liabilities at fair value through profit or loss		99,568	—
Loss on transaction of derivatives		20,435	—
Loss on valuation of derivatives		31,263	11,905
Others		185	572

	~~W~~	419,639	303,835

23.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Current tax expense (benefit)	~~W~~	45,730	55,718
Deferred tax expense (benefit)		11,752	(151,694)

Income tax expense (benefit)	~~W~~	57,482	(95,976)

(b)	Deferred Tax Assets and Liabilities

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income. The Group’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of March 31, 2021 and December 31, 2020 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	March, 31, 2021		December, 31, 2020	March, 31, 2021	December, 31, 2020	March, 31, 2021	December, 31, 2020
Other accounts receivable, net	~~W~~	—	—	(19)	(13)	(19)	(13)
Inventories, net		61,657	60,539	—	—	61,657	60,539
Defined benefit liabilities, net		—	—	(32,642)	(35,617)	(32,642)	(35,617)
Investments in subsidiaries and associates		—	—	(82,564)	(79,301)	(82,564)	(79,301)
Accrued expenses		112,967	123,106	—	—	112,967	123,106
Property, plant and equipment		678,797	669,449	(54,255)	(63,971)	624,542	605,478
Intangible assets		17,266	19,469	(21,042)	(8,000)	(3,776)	11,469
Provisions		65,732	63,943	—	—	65,732	63,943
Other temporary differences		196,354	173,166	(3,695)	(3,601)	192,659	169,565
Tax loss carryforwards		900,749	953,209	—	—	900,749	953,209
Tax credit carryforwards		414,263	391,769	—	—	414,263	391,769

Deferred tax assets (liabilities)	~~W~~	2,447,785	2,454,650	(194,217)	(190,503)	2,253,568	2,264,147

24.	Earnings (Loss) Per Share Attributable to Owners of the Controlling Company

(a)	Basic earnings (loss) per share for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In won and No. of shares)	2021		2020
Profit (loss) attributable to owners of the Controlling Company	~~W~~	228,011,521,248	(198,990,652,665)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic earnings (loss) per share	~~W~~	637	(556)

For the three-month periods ended March 31, 2021 and 2020, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)

Diluted earnings (loss) per share is not different from basic earnings (loss) per share as there is no dilution effects of potential common stocks for the three-month period ended March 31, 2021. As of March 31, 2021, 40,988,998 shares of potential common stock were excluded from the calculation of weighted-average number of common stocks due to antidilution.

25.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i) Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Group entered into currency interest rate swap contracts to hedge currency risk with respect to foreign currency borrowings and bonds.

25.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of March 31, 2021 and December 31, 2020 is as follows:

(In millions)	March 31, 2021
	USD	JPY	CNY	TWD	EUR	PLN	VND	SGD
Cash and cash equivalents	1,389	1,193	11,877	34	12	13	409,136	—
Deposits in banks	—	—	2,140	—	—	—	—	—
Trade accounts and notes receivable	3,643	6	631	—	—	—	—	—
Non-trade receivables	40	152	198	4	5	—	12,069	—
Other assets denominated in foreign currencies	30	12,526	9,477	626	6	—	4,951	—
Trade accounts and notes payable	(1,915)	(11,441)	(2,257)	—	—	—	(342,925)	—
Other accounts payable	(624)	(5,975)	(1,786)	(3)	(3)	—	(1,146,858)	(1)
Financial liabilities	(4,608)	—	(27,524)	—	—	—	—	—

	(2,045)	(3,539)	(7,244)	661	20	13	(1,063,627)	(1)

Cross currency interest rate swap contracts	1,925	—	—	—	—	—	—	—

Net exposure	(120)	(3,539)	(7,244)	661	20	13	(1,063,627)	(1)

25.	Financial Risk Management, Continued

(In millions)	December 31, 2020
	USD	JPY	CNY	TWD	EUR	PLN	VND	GBP
Cash and cash equivalents	1,795	164	13,382	34	7	4	33,843	—
Trade accounts and notes receivable	3,093	13	585	—	—	—	—	—
Non-trade receivables	52	93	222	3	6	—	9,773	—
Other assets denominated in foreign currencies	—	208	51	6	1	—	4,586	—
Trade accounts and notes payable	(1,948)	(9,831)	(2,037)	—	—	—	(357,149)	—
Other accounts payable	(268)	(6,239)	(2,018)	(4)	(8)	—	(997,204)	(2)
Financial liabilities	(4,294)	—	(27,825)	—	—	—	—	—

	(1,570)	(15,592)	(17,640)	39	6	4	(1,306,151)	(2)

Cross currency interest rate swap contracts	2,225	—	—	—	—	—	—	—

Net exposure	655	(15,592)	(17,640)	39	6	4	(1,306,151)	(2)

Average exchange rates applied for the three-month periods ended March 31, 2021 and 2020 and the exchange rates at March 31, 2021 and December 31, 2020 are as follows:

(In won)	Average rate			Reporting date spot rate
	2021		2020	March 31, 2021	December 31, 2020
USD	~~W~~	1,113.19	1,192.12	1,133.50	1,088.00
JPY		10.51	10.94	10.27	10.54
CNY		171.87	170.69	172.35	166.96
TWD		39.68	39.62	39.83	38.67
EUR		1,342.99	1,314.91	1,328.29	1,338.24
PLN		295.53	304.55	285.19	292.02
VND		0.0483	0.0513	0.0491	0.0471
GBP		1,535.42	1,525.45	1,557.66	1,482.40
SGD		835.86	861.06	840.97	822.22

25.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of March 31, 2021 and December 31, 2020, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2021			December 31, 2020
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(25,095)	53,428	12,438	73,186
JPY (5 percent weakening)		(45)	(5,171)	(6,250)	(5,194)
CNY (5 percent weakening)		(62,600)	497	(147,294)	93
TWD (5 percent weakening)		1,315	—	75	—
EUR (5 percent weakening)		1,131	451	250	377
PLN (5 percent weakening)		141	141	43	43
VND (5 percent weakening)		(1,945)	(1,945)	(2,230)	(2,230)
GBP (5 percent weakening)		—	—	(107)	(107)
SGD (5 percent weakening)		(5)	(5)	—	—

A stronger won against the above currencies as of March 31, 2021 and December 31, 2020 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rates and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,625 million (~~W~~1,841,938 million) and interest rate swap contracts amounting to ~~W~~170,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of March 31, 2021 and December 31, 2020 is as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Fixed rate instruments
Financial assets	~~W~~	4,351,729	4,296,823
Financial liabilities		(5,632,727)	(5,875,729)

	~~W~~	(1,280,998)	(1,578,906)

Variable rate instruments
Financial liabilities	~~W~~	(8,675,807)	(8,193,085)

25.	Financial Risk Management, Continued

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2021 and December 31, 2020, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12-month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2021
Variable rate instruments(*)	~~W~~	(49,628)	49,628	(49,628)	49,628
December 31, 2020
Variable rate instruments(*)	~~W~~	(45,352)	45,352	(45,352)	45,352

(*)	Financial instruments related to non-hedging interest rate swap are excluded.

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

25.	Financial Risk Management, Continued

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2021 and December 31, 2020 is as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Financial assets carried at amortized cost
Cash equivalents	~~W~~	3,902,799	4,217,943
Deposits in banks		447,645	78,663
Trade accounts and notes receivable, net		4,308,671	3,517,512
Non-trade receivables		114,509	140,616
Accrued income		6,739	3,864
Deposits		26,437	30,947
Short-term loans		21,925	28,491
Long-term loans		10,643	13,899
Lease receivables		21,466	22,262

	~~W~~	8,860,834	8,054,197

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	2,422	2,377
Derivatives		18,574	9,363

	~~W~~	20,996	11,740

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	63	72

	~~W~~	8,881,893	8,066,009

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

25.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2021.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	11,581,780	12,422,552	1,030,025	2,026,959	3,567,378	5,332,012	466,178
Bonds		2,726,754	2,621,825	126,063	874,619	1,281,954	247,646	91,543
Trade accounts and notes payable		3,974,921	3,974,921	3,479,935	494,986	—	—	—
Other accounts payable		1,766,521	1,766,521	1,719,339	47,182	—	—	—
Other accounts payable (enterprise procurement cards)(*)		1,349,742	1,349,742	521,503	828,239	—	—	—
Long-term other accounts payable		230,292	235,910	—	—	62,910	173,000	—
Security deposits received		12,236	12,236	260	3,642	8,334	—	—
Lease liabilities		89,144	98,456	28,541	17,045	23,236	21,163	8,471
Derivative financial liabilities
Derivatives		58,758	45,969	7,596	7,312	14,568	16,493	—

	~~W~~	21,790,148	22,528,132	6,913,262	4,299,984	4,958,380	5,790,314	566,192

25.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the three-month period ended March 31, 2021 is as follows:

(In millions of won)
	January 1, 2021		Change (Cash flows from operation activities)	March 31, 2021
Other accounts payable (enterprise procurement cards)	~~W~~	1,078,150	271,592	1,349,742

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	March 31, 2021		December 31, 2020
Total liabilities	~~W~~	23,158,450	22,334,584
Total equity		13,239,101	12,736,939
Cash and deposits in banks (*1)		4,351,666	4,296,751
Borrowings (including bonds)		14,308,534	14,068,814
Total liabilities to equity ratio		175%	175%
Net borrowings to equity ratio (*2)		75%	77%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities) less cash and current deposits in banks by total equity.

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021				December 31, 2020
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	3,904,032	(	*)	4,218,099	(	*)
Deposits in banks		447,645	(	*)	78,663	(	*)
Trade accounts and notes receivable		4,308,671	(	*)	3,517,512	(	*)
Non-trade receivables		114,509	(	*)	140,616	(	*)
Accrued income		6,739	(	*)	3,864	(	*)
Deposits		26,437	(	*)	30,947	(	*)
Short-term loans		21,925	(	*)	28,491	(	*)
Long-term loans		10,643	(	*)	13,899	(	*)
Lease receivables		21,466	(	*)	22,262	(	*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	19,795	19,795		13,223	13,223
Convertible securities		2,422	2,422		2,377	2,377
Derivatives		18,574	18,574		9,363	9,363

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	63	63		72	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	58,758	58,758		167,625	167,625
Convertible bonds		997,268	997,268		861,675	861,675
Financial liabilities carried at amortized cost
Borrowings	~~W~~	11,581,780	11,680,997		11,296,898	11,328,418
Bonds		1,729,486	1,744,659		1,910,241	1,923,517
Trade accounts and notes payable		3,974,921	(	*)	3,779,290	(	*)
Other accounts payable		3,116,263	(	*)	2,781,941	(	*)
Long-term other accounts payable		230,292	(	*)	30	(	*)
Security deposits received		12,236	(	*)	12,539	(	*)
Lease liabilities		89,144	(	*)	83,431	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

77

25.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	March 31, 2021
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	19,795	19,795
Convertible bonds		—	—	2,422	2,422
Derivatives		—	—	18,574	18,574
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	63	—	—	63
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	58,758	58,758
Convertible bonds		997,268	—	—	997,268

(In millions of won)	December 31, 2020
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	13,223	13,223
Convertible bonds		—	—	2,377	2,377
Derivatives		—	—	9,363	9,363
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	—	—	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	167,625	167,625
Convertible bonds		861,675	—	—	861,675

25.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	March 31, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	11,608,997	Discounted cash flow	Discount rate
Bonds		—	—	1,744,659	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2020				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	11,328,418	Discounted cash flow	Discount rate
Bonds		—	—	1,923,517	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of March 31, 2021 and December 31, 2020 are as follows:

	March 31, 2021	December 31, 2020
Borrowings, bonds and others	1.90~4.65%	2.15~4.46%

26.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the three-month period ended March 31, 2021 are as follows:

(In millions of won)
	January 1, 2021			Non-cash transactions
			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	March 31, 2021
Short-term borrowings	~~W~~	394,906	322,271	—	25,266	—	—	742,443
Current portion of long-term borrowings and bonds		2,705,709	(736,264)	892,637	65,589	960	—	2,928,631
Long-term borrowings		9,019,658	200,000	(583,078)	221,585	—	—	8,858,165
Bonds		1,948,541	—	(309,559)	36,832	3,914	99,567	1,779,295
Lease liabilities		83,431	(15,879)	—	10,822	—	10,770	89,144

	~~W~~	14,152,245	(229,872)	—	360,094	4,874	110,337	14,397,678

27.	Related Parties and Others

(a)	Related parties

Related parties as of March 31, 2021 are as follows:

Classification	Description
Associates (*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

27.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	2021
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	200	23	—	18,700	292
Paju Electric Glass Co., Ltd.		—	3,668	85,082	—	—	669
WooRee E&L Co., Ltd.		—	—	3,807	—	—	4
YAS Co., Ltd.		—	200	2,024	1,709	—	1,403

	~~W~~	—	4,068	90,936	1,709	18,700	2,368

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	72,589	—	3,443	123,997	—	28,537

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	17,643	—	—	—	—	65
LG Electronics Vietnam Haiphong Co., Ltd.		111,155	—	—	462	—	221
LG Electronics Nanjing New Technology Co., Ltd.		116,932	—	—	—	—	511

27.	Related Parties and Others, Continued

(In millions of won)	2021
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	~~W~~	30,400	—	—	—	—	269
LG Electronics do Brasil Ltda.		41,374	—	—	—	—	61
LG Innotek Co., Ltd.		682	—	6,129	—	—	21,451
Qingdao LG Inspur Digital Communication Co., Ltd.		—	—	—	—	—	—
LG Electronics Mexicali S.A. DE C.V.		91,053	—	—	—	—	13
LG Electronics Mlawa Sp. z o.o.		280,959	—	—	—	—	134
LG Electronics Reynosa S.A. DE C.V.		308,845	—	—	—	—	212
LG Electronics Egypt S.A.E.		18,894	—	—	—	—	63
LG Electronics Japan, Inc.		—	—	—	—	—	1,325
P.T. LG Electronics Indonesia		138,254	—	—	—	—	26
Others		1,431	—	66	—	—	2,157

	~~W~~	1,157,622	—	6,195	462	—	26,508

	~~W~~	1,230,211	4,068	100,574	126,168	18,700	57,413

27.	Related Parties and Others, Continued

(In millions of won)	2020
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	200	—	—	14,983	199
Paju Electric Glass Co., Ltd.		—	7,739	74,280	—	—	973
WooRee E&L Co., Ltd.		—	—	1,583	—	—	5
YAS Co., Ltd.		—	300	1,484	1,114	—	970
Material Science Co., Ltd.		—	—	60	—	—	—

	~~W~~	—	8,239	77,407	1,114	14,983	2,147

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	196,295	—	3,621	126,792	—	29,837
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	13,992	—	—	—	—	65
LG Electronics Vietnam Haiphong Co., Ltd.		71,901	—	—	—	—	199
LG Electronics Nanjing New Technology Co., Ltd.		89,650	—	—	—	—	241

27.	Related Parties and Others, Continued

(In millions of won)	2020
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	~~W~~	25,085	—	—	—	—	117
LG Electronics do Brasil Ltda.		30,024	—	—	—	—	40
LG Innotek Co., Ltd.		1,192	—	7,568	—	—	20,352
Qingdao LG Inspur Digital Communication Co., Ltd.		5,310	—	—	—	—	—
LG Electronics Mexicali S.A. DE C.V.		35,104	—	—	—	—	9
LG Electronics Mlawa Sp. z o.o.		100,238	—	—	—	—	528
LG Electronics Reynosa S.A. DE C.V.		129,300	—	—	—	—	530
LG Electronics Egypt S.A.E.		20,412	—	—	—	—	246
LG Electronics Japan, Inc.		—	—	—	8	—	1,503
P.T. LG Electronics Indonesia		20,779	—	—	—	—	98
Others		1,380	—	17	—	—	1,421

	~~W~~	544,367	—	7,585	8	—	25,349

	~~W~~	740,662	8,239	88,613	127,914	14,983	57,333

27.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2021		December 31, 2020	March 31, 2021	December 31, 2020
Associates
AVATEC Co., Ltd.	~~W~~	200	—	2,139	2,714
Paju Electric Glass Co., Ltd.		—	—	96,568	84,095
WooRee E&L Co., Ltd.		—	—	3,829	3,637
YAS Co., Ltd.		200	—	6,654	18,126

	~~W~~	400	—	109,190	108,572

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	84,433	94,193	125,381	88,629
				—
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	14,867	3,697	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		89,128	36,417	470	16
LG Electronics Nanjing New Technology Co., Ltd.		92,025	88,075	233	83
LG Electronics RUS, LLC		17,509	10,295	40	—
LG Electronics do Brasil Ltda.		24,481	7,481	14	14
LG Innotek Co., Ltd.		158	227	36,297	31,309

27.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2021		December 31, 2020	March 31, 2021	December 31, 2020
LG Electronics Mexicali, S.A. DE C.V.	~~W~~	56,080	20,969	13	15
LG Electronics Mlawa Sp. z o.o.		150,011	89,481	42	10
LG Electronics Reynosa, S.A. DE C.V.		183,972	70,555	—	50
LG Electronics Egypt S.A.E.		5,583	13,359	11	—
P.T. LG Electronics Indonesia		100,708	48,677	19	—
Others		1,290	804	2,130	2,062

	~~W~~	735,812	390,037	39,269	33,559

	~~W~~	820,645	484,230	273,840	230,760

27.	Related Parties and Others, Continued

(d)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act, for the three-month periods ended March 31, 2021 and 2020 and as of March 31, 2021 and December 31, 2020 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the three-month period ended March 31, 2021			March 31, 2021
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	133,585	70,394	111,806	36,265
LG Uplus Corp.		—	577	—	161
LG Chem Ltd. and its subsidiaries		24	170,367	82	188,182
S&I Corp. and its subsidiaries		78	70,449	5,862	74,340
Silicon Works Co., Ltd.		—	286,883	—	144,360
LG Corp.		—	16,001	6,799	3,476
LG Management Development Institute		—	5,241	3,480	459
LG CNS Co., Ltd. and its subsidiaries		7	30,766	2	23,755
LG Household & Health Care and its subsidiaries		—	100	—	35
LG Holdings Japan Co., Ltd.		—	512	1	—
G2R Inc. and its subsidiaries		—	2,605	—	6,689
Robostar Co., Ltd.		—	781	—	936

	~~W~~	133,694	654,676	128,032	478,658

27.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended March 31, 2020			December 31, 2020
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	115,325	77,042	81,353	28,583
LG Uplus Corp.		—	561	—	151
LG Chem Ltd. and its subsidiaries		171	213,622	115	179,944
S&I Corp. and its subsidiaries		84	63,222	5,864	103,896
Silicon Works Co., Ltd.		36	152,488	—	136,715
LG Corp.		—	11,783	6,799	1,417
LG Management Development Institute		—	1,597	3,480	351
LG CNS Co., Ltd. and its subsidiaries		2	24,231	253	93,477
LG Household & Health Care Ltd. and its subsidiaries		—	77	—	—
LG Holdings Japan Co., Ltd.		—	533	2,244	—
G2R Inc. and its subsidiaries		—	1,783	—	8,851
Robostar Co., Ltd.		—	406	—	1,033

	~~W~~	115,618	547,345	100,108	554,418

27.	Related Parties and Others, Continued

(e)	Key management personnel compensation

Compensations to key management for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Short-term benefits	~~W~~	826	569
Expenses related to the defined benefit plan		83	96

	~~W~~	909	665

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2021 and 2020

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of March 31, 2021, the condensed separate interim statements of comprehensive income (loss), changes in equity and cash flows for the three-month periods ended March 31, 2021 and 2020, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2020, and the related separate statements of comprehensive loss, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 3, 2021, expressed an unmodified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2020, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

1

KPMG Samjong Accounting Corp.

Seoul, Korea

May 14, 2021

This report is effective as of May 14, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of March 31, 2021 and December 31, 2020

(In millions of won)	Note	March 31, 2021		December 31, 2020
Assets
Cash and cash equivalents	4,24	~~W~~	770,658	1,220,098
Deposits in banks	4,24		76,852	76,852
Trade accounts and notes receivable, net	5,14,24,26		4,939,212	3,797,248
Other accounts receivable, net	5,24		96,598	141,332
Other current financial assets	6,24		32,545	43,151
Inventories	7		1,488,499	1,418,122
Prepaid income taxes			110,448	110,388
Other current assets			214,300	140,863

Total current assets			7,729,112	6,948,054

Deposits in banks	4,24		11	11
Investments	8		4,779,685	4,784,828
Other non-current accounts receivable, net	5,24		4,928	5,797
Other non-current financial assets	6,24		34,859	29,133
Property, plant and equipment, net	9		11,500,994	11,736,673
Intangible assets, net	10		1,073,094	887,431
Deferred tax assets	22		1,985,656	1,971,787
Defined benefit assets, net	12		183,424	224,997
Other non-current assets			129,546	116,491

Total non-current assets			19,692,197	19,757,148

Total assets		~~W~~	27,421,309	26,705,202

Liabilities
Trade accounts and notes payable	24,26	~~W~~	5,377,412	4,591,319
Current financial liabilities	11,24		2,227,788	2,162,989
Other accounts payable	24		2,468,630	2,373,730
Accrued expenses			466,795	499,610
Provisions	13		191,607	196,107
Advances received	14		257,605	312,790
Other current liabilities			39,023	44,115

Total current liabilities			11,028,860	10,180,660
Non-current financial liabilities	11,24		5,734,280	6,072,225
Non-current provisions	13		93,992	89,633
Other non-current liabilities			259,041	99,449

Total non-current liabilities			6,087,313	6,261,307

Total liabilities			17,116,173	16,441,967

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			6,264,944	6,223,043
Total equity			10,305,136	10,263,235

Total liabilities and equity		~~W~~	27,421,309	26,705,202

See accompanying notes to the separate interim financial statements.

3

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month periods ended March 31, 2021 and 2020

(In millions of won, except earnings per share)	Note	2021		2020
Revenue	16,26	~~W~~	6,632,538	4,481,421
Cost of sales	7,17,26		(5,909,349)	(4,533,377)

Gross profit (loss)			723,189	(51,956)

Selling expenses	17,18		(128,761)	(135,470)
Administrative expenses	17,18		(136,408)	(102,604)
Research and development expenses	17		(270,944)	(263,679)

Operating profit (loss)			187,076	(553,709)

Finance income	21		177,421	284,887
Finance costs	21		(352,133)	(264,734)
Other non-operating income	20		338,153	451,006
Other non-operating expenses	17,20		(317,300)	(392,892)

Profit (loss) before income tax			33,217	(475,442)
Income tax benefit	22		(12,105)	(137,865)

Profit (loss) for the period			45,322	(337,577)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(4,594)	(2,574)
Related income tax	12		1,173	661

Other comprehensive loss for the period, net of income tax			(3,421)	(1,913)

Total comprehensive income (loss) for the period		~~W~~	41,901	(339,490)

Earnings (loss) per share (in won)
Basic and diluted earnings (loss) per share	23	~~W~~	127	(943)

See accompanying notes to the separate interim financial statements.

4

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2021 and 2020

	Share		Share	Retained	Total
(In millions of won)	capital		premium	earnings	equity
Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	6,625,901	10,666,093

Total comprehensive loss for the period
Loss for the period		—	—	(337,577)	(337,577)

Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(1,913)	(1,913)

Total comprehensive loss for the period	~~W~~	—	—	(339,490)	(339,490)

Balances at March 31, 2020	~~W~~	1,789,079	2,251,113	6,286,411	10,326,603

Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	6,223,043	10,263,235

Total comprehensive income (loss) for the period
Profit for the period		—	—	45,322	45,322

Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(3,421)	(3,421)

Total comprehensive income for the period	~~W~~	—	—	41,901	41,901

Balances at March 31, 2021	~~W~~	1,789,079	2,251,113	6,264,944	10,305,136

See accompanying notes to the separate interim financial statements.

5

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from operating activities:
Profit(loss) for the period		~~W~~	45,322	(337,577)

Adjustments for:
Income tax benefit	22		(12,105)	(137,865)
Depreciation and amortization	9,10,17		612,174	663,270
Gain on foreign currency translation			(117,968)	(165,344)
Loss on foreign currency translation			133,137	182,048
Expenses related to defined benefit plans	12		35,634	39,698
Gain on disposal of property, plant and equipment			(2,398)	(4,281)
Loss on disposal of property, plant and equipment			8,323	4,374
Impairment loss on disposal of property, plant and equipment			1,727	5,494
Impairment loss on intangible assets			7,767	4,347
Reversal of impairment loss on intangible assets			(1,250)	(550)
Expense on increase of provisions			45,907	65,238
Finance income			(158,778)	(257,734)
Finance costs			349,002	258,264
Other income			—	(13,944)
Other expenses			15,423	259

			916,595	643,274

Changes in:
Trade accounts and notes receivable			(1,044,085)	(48,552)
Other accounts receivable			42,410	536
Inventories			(70,378)	(77,184)
Other current assets			(47,281)	(39,710)
Other non-current assets			(34,425)	(25,687)
Trade accounts and notes payable			680,607	538,969
Other accounts payable			90,191	(298,182)
Accrued expenses			(16,151)	(104,761)
Provisions			(46,048)	(65,889)
Advances received			53,614	(18,388)
Other current liabilities			(9,803)	(14,114)
Defined benefit liabilities, net			1,345	(4,007)
Other non-current liabilities			(485)	3,218

			(400,489)	(153,751)
Cash generated from operating activities			561,428	151,946
Income taxes paid			(651)	(734)
Interests received			414	4,647
Interests paid			(72,469)	(70,159)

Net cash provided by operating activities		~~W~~	488,722	85,700

See accompanying notes to the separate financial statements.

6

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from investing activities:
Dividends received		~~W~~	3,668	7,739
Proceeds from withdrawal of deposits in banks			—	500
Proceeds from disposal of financial assets at fair value through other comprehensive income			9	6
Acquisition of investments			(6,157)	(525,516)
Proceeds from disposal of investments			11,900	600
Acquisition of property, plant and equipment			(333,945)	(252,258)
Proceeds from disposal of property, plant and equipment			5,545	269,228
Acquisition of intangible assets			(194,813)	(111,119)
Receipt from (payment for) settlement of derivatives			(20,435)	21,615
Proceeds from collection of short-term loans			7,204	6,134
Increase in deposits			—	(8)
Decrease in deposits			130	947
Proceeds from disposal of other assets			—	11,000

Net cash used in investing activities			(526,894)	(571,132)

Cash flows from financing activities:	25
Proceeds from short-term borrowings			330,460	644,178
Repayments of short-term borrowings			(330,460)	(453,478)
Proceeds from long-term borrowings			200,000	—
Repayments of current portion of long-term borrowings and bonds			(609,435)	(9,538)
Payment guarantee fee received			1,281	—
Repayments of lease liabilities			(3,114)	(3,092)

Net cash provided by (used in) financing activities			(411,268)	178,070

Net decrease in cash and cash equivalents			(449,440)	(307,362)
Cash and cash equivalents at January 1			1,220,098	1,105,245

Cash and cash equivalents at March 31		~~W~~	770,658	797,883

See accompanying notes to the separate interim financial statements.

7

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of March 31, 2021, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of March 31, 2021, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2021, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2021, there are 17,451,976 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2020.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

8

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2020, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

9

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	770,658	1,220,098
Deposits in banks
Restricted deposits (*)	~~W~~	76,852	76,852
Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

	~~W~~	847,521	1,296,961

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Company’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Trade Accounts and Notes Receivable and Other Accounts Receivable

(a)	Trade accounts and notes receivable as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Due from third parties	~~W~~	254,205	201,640
Due from related parties		4,685,007	3,595,608

	~~W~~	4,939,212	3,797,248

(b)	Other accounts receivable as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Current assets
Non-trade receivables, net	~~W~~	90,260	130,217
Accrued income		6,338	11,115

	~~W~~	96,598	141,332

Non-current assets
Long-term non-trade receivables	~~W~~	4,928	5,797

	~~W~~	101,526	147,129

Due from related parties included in other accounts receivable as of March 31, 2021 and December 31, 2020 are ~~W~~19,873 million and ~~W~~59,620 million, respectively.

10

5.	Trade Accounts and Notes Receivable and Other Accounts Receivable, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	March 31, 2021
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	4,935,832	101,861	(25)	(1,545)
1-15 days past due		3,405	243	—	(2)
16-30 days past due		—	2	—	—
31-60 days past due		—	2	—	—
More than 60 days past due		—	994	—	(29)

	~~W~~	4,939,237	103,102	(25)	(1,576)

(In millions of won)	December 31, 2020
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,796,830	146,153	(27)	(1,466)
1-15 days past due		415	919	—	(7)
16-30 days past due		30	521	—	—
31-60 days past due		—	782	—	(8)
More than 60 days past due		—	257	—	(22)

	~~W~~	3,797,275	148,632	(27)	(1,503)

Movements in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows:

(In millions of won)	March 31, 2021			December 31, 2020
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	27	1,503	5	2,978
(Reversal of) bad debt expense		(2)	73	22	(411)
Write-off		—	—	—	(1,064)

Balance at the end of the reporting period	~~W~~	25	1,576	27	1,503

11

6.	Other Financial Assets

Other financial assets as of March 31, 2021 and December 31,2020 are as follows:

(In millions of won)	March 31, 2021		December 31, 2020
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	10,605	9,252
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	15	24
Financial assets carried at amortized cost
Short-term loans	~~W~~	21,925	28,491
Deposits		—	5,384

	~~W~~	32,545	43,151

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	2,635	1,381
Convertible bonds		1,289	1,289
Derivatives(*)		7,969	111

	~~W~~	11,893	2,781

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	48	48
Financial assets carried at amortized cost
Deposits	~~W~~	12,275	12,405
Long-term loans		10,643	13,899

	~~W~~	22,918	26,304

	~~W~~	34,859	29,133

(*)

Represents valuation gain from cross currency interest rate swap contracts related to foreign currency denominated borrowings and bonds and others. The contracts are not designated as hedging instruments.

12

7.	Inventories

Inventories as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Finished goods	~~W~~	312,960	372,864
Work-in-process		661,792	539,747
Raw materials		412,638	411,165
Supplies		101,109	94,346

	~~W~~	1,488,499	1,418,122

For the three-month periods ended March 31, 2021 and 2020, the amounts of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs are as follows:

(In millions of won)
	2021		2020
Inventories recognized as cost of sales	~~W~~	5,909,349	4,533,377
Including: inventory write-downs		134,276	335,255
Including: usage of inventory write-downs		(178,155)	(408,567)

There were no significant reversals of inventory write-downs recognized during the three-month periods ended March 31, 2021 and 2020.

13

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			March 31, 2021			December 31, 2020
Subsidiaries	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Provide janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology LLC	Sterling, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		19,721	100%		13,564
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	69%		1,794,547	69%		1,794,547
Money Market Trust	Seoul, South Korea	Money market trust	—		—	100%		11,300

				~~W~~	4,693,996		~~W~~	4,699,139

(*)	For the three-month period ended March 31, 2021, the Company contributed ~~W~~6,157 million in cash for the capital increase of LG DISPLAY FUND I LLC.

14

8.	Investments, Continued

(b)	Associates as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
			March 31, 2021			December 31, 2020
Associates	Location	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~	45,089	40%	~~W~~	45,089
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	14%		10,540	14%		10,540
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for display	15%		8,000	14%		8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	11%		2,609	12%		2,609
Material Science Co., Ltd.	Seoul, South Korea	Develop, manufacture and sell materials for display	10%		3,791	10%		3,791
Nanosys Inc.	Milpitas, U.S.A.	Develop, manufacture and sell materials for display	3%		5,660	3%		5,660

				~~W~~	85,689		~~W~~	85,689

Dividends income recognized from subsidiaries and associates for the three-month periods ended March 31, 2021 and 2020 amounted to ~~W~~4,068 million and ~~W~~8,239 million, respectively.

15

9.	Property, Plant and Equipment

For the three-month periods ended March 31, 2021 and 2020, the Company purchased property, plant and equipment of ~~W~~290,845 million and ~~W~~334,389 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~2,784 million and 2.79%, and ~~W~~25,463 million and 3.11%, for the three-month periods ended March 31, 2021 and 2020, respectively. In addition, for the three-month periods ended March 31, 2021 and 2020, the Company recognized the right-of-use asset for use of vehicles, machinery and others of ~~W~~10,423 million and ~~W~~8,889 million, respectively. Also, for the three-month periods ended March 31, 2021 and 2020, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~9,364 million and ~~W~~4,650 million, respectively, and recognized ~~W~~2,398 million and ~~W~~8,323 million, respectively, as gain and loss on disposal of property, plant and equipment for the three-month period ended March 31, 2021 (gain and loss for the three-month period ended March 31, 2020: ~~W~~4,281 million and ~~W~~4,374 million, respectively).

10.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of March 31, 2021 and December 31, 2020, are ~~W~~301,024 million and ~~W~~301,953 million, respectively. For the three-month period ended March 31, 2021, the Company recognized an impairment loss amounting to ~~W~~7,767 million in connection with development projects.

16

11.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2021 and December 2020 are as follows:

(In millions of won)	March 31, 2021		December 31, 2020
Current
Short-term borrowings	~~W~~	340,050	326,400
Current portion of long-term borrowings and bonds		1,856,001	1,769,735
Current portion of payment guarantee liabilities		4,508	4,576
Derivatives(*)		17,627	58,875
Lease liabilities		9,602	3,403

	~~W~~	2,227,788	2,162,989

Non-current
Won denominated borrowings	~~W~~	2,443,625	2,435,000
Foreign currency denominated borrowings		1,462,215	1,572,160
Bonds		1,779,295	1,948,541
Payment guarantee liabilities		4,928	5,797
Derivatives(*)		41,131	108,750
Lease liabilities		3,086	1,977

	~~W~~	5,734,280	6,072,225

(*)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(b)	Short-term borrowings as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2021(%)(*)	March 31, 2021		December 31, 2020
Standard Chartered Bank Korea Limited	12ML +1.68	~~W~~	340,050		326,400
Foreign currency equivalent		USD	300	USD	300

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

17

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2021(%)(*)	March 31, 2021		December 31, 2020
Woori Bank	2.75	~~W~~	—	60
Korea Development Bank and others	CD rate (91days) + 1.00~1.60 2.21~3.40		3,063,125	3,272,500
Less current portion of long-term borrowings			(619,500)	(837,560)

		~~W~~	2,443,625	2,435,000

(*)	CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2021(%)	March 31, 2021		December 31, 2020
The Export-Import Bank of Korea and others	3ML+0.75 ~2.40 6ML+1.25 ~1.35	~~W~~	1,751,257		1,680,960

Foreign currency equivalent		USD	1,545	USD	1,545
Less current portion of long-term borrowings			(289,042)		(108,800)

		~~W~~	1,462,215		1,572,160

18

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of March 31, 2021(%)	March 31, 2021		December 31, 2020
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	May 2021~ February 2024	1.95~2.95	~~W~~	1,120,000		1,320,000
Privately issued bonds	May 2022~ May 2033	3.25~4.25		160,000		160,000
Less discount on bonds				(1,477)		(1,798)
Less current portion				(609,528)		(499,796)

			~~W~~	668,995		978,406

Foreign currency denominated bonds at amortized cost (*2)
Publicly issued bonds	November 2021	3.88	~~W~~	340,050		326,400
Privately issued bonds	April 2023	3ML+1.47		113,350		108,800
Foreign currency equivalent			USD	400	USD	400
Less discount on bonds				(2,437)		(3,161)
Less current portion				(337,931)		(323,579)

			~~W~~	113,032		108,460

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds	August 2024	1.50	~~W~~	997,268		861,675
Foreign currency equivalent			USD	880	USD	792

			~~W~~	1,779,295		1,948,541

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

19

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued by the Company and outstanding as of March 31, 2021 are as follows:

(In won, USD)
Description
Type		Unsecured foreign currency denominated convertible bonds
Issuance amount		USD 687,800,000
Annual interest rate (%)		1.50
Issuance date		August 22, 2019
Maturity date		August 22, 2024
Interest payment		Payable semi-annually in arrear until maturity date
Principal redemption		1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption:

The Company has a right to redeem before maturity (call option) and the bondholders have a right to require the Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~	19,845 per common share (subject to adjustment based on diluted effects of certain events)
Conversion period		From August 23, 2020 to August 12, 2024
Redemption at the option of the issuer (Call option)

•   On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

•   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

•   In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)		On the third anniversary from the issuance date

The Company designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in fair value in profit or loss. The Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of March 31, 2021 is as follows:

(In won and No. of shares)
	March 31, 2021
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

20

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020

Present value of partially funded defined benefit obligations	~~W~~	1,416,482	1,392,293
Fair value of plan assets		(1,599,906)	(1,617,290)

	~~W~~	(183,424)	(224,997)

(b)	Expenses related to defined benefit plans recognized in profit or loss for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Current service cost	~~W~~	37,108	40,474
Net interest cost		(1,474)	(776)

	~~W~~	35,634	39,698

(c)	Plan assets as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Guaranteed deposits in banks	~~W~~	1,599,906	1,617,290

As of March 31, 2021, the Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	2021	2020
Remeasurements of net defined benefit liabilities	~~W~~ (4,594)	(2,574)
Tax effect	1,173	661

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~ (3,421)	(1,913)

21

13.	Provisions

Changes in provisions for the three-month period ended March 31, 2021 are as follows:

(In millions of won)
	Warranties (*)		Others	Total
Balance at January 1, 2021	~~W~~	270,834	14,906	285,740
Additions (reversal)		45,907	(1,677)	44,230
Usage		(44,371)	—	(44,371)

Balance at March 31, 2021	~~W~~	272,370	13,229	285,599

Current	~~W~~	178,378	13,229	191,607
Non-current	~~W~~	93,992	—	93,992

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

22

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues its vigorous defense of the various pending proceedings described above, as of March 31, 2021, the Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Solas OLED Ltd. Litigations

Between April 2019 and September 2020, Solas OLED Ltd. filed altogether four patent infringement actions, with two in the United States District Court for the Western District of Texas, one in the Mannheim District Court in Germany and one in the Beijing Intellectual Property Court in China, against the Company and television manufacturers. In December 2020, the parties reached an agreement to amicably settle all claims and all patent infringement actions have been formally dismissed during the three-month period ended March 31, 2021.

Others

The Company is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,065 million (~~W~~1,207,178 million) in connection with the Company’s export sales transactions with its subsidiaries. As of March 31, 2021, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has credit facility agreements with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~622,743 million in connection with its domestic and export sales transactions and, as of March 31, 2021, ~~W~~17,003 million accounts and notes receivable sold were outstanding in connection with the agreement. In connection with the contracts above, the Company has sold its accounts receivable without recourse.

23

14.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of March 31, 2021, the Company entered into agreements with financial institutions in relation to opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won and USD)
	Contractual amount		KRW equivalent
KEB Hana Bank		USD 150	~~W~~	170,025
Sumitomo Mitsui Banking Corporation		USD 50		56,675
Industrial Bank of Korea		USD 100		113,350
Industrial and Commercial Bank of China		USD 200		226,700
Shinhan Bank		USD 200		226,700
KB Kookmin Bank		USD 100		113,350
MUFG Bank		USD 100		113,350
The Export–Import Bank of Korea		USD 200		226,700

	USD	1,100	~~W~~	1,246,850

24

14.	Contingent Liabilities and Commitments, Continued

Payment guarantees

The Company provides payment guarantees to LG Display Vietnam Haiphong, Co., Ltd. in connection with the principal amount of term loan credit facilities amounting to USD 1,130 million (~~W~~1,281,194 million).

In addition, the Company obtained payment guarantees amounting to USD 200 million (~~W~~226,700 million) from KB Kookmin Bank and others for advances received in connection with the long-term supply agreements. The Company also obtained payment guarantees amounting to USD 306 million (~~W~~346,638 million) from Korea Development Bank for foreign currency denominated bonds and USD 2 million (~~W~~2,267 million) from Shinhan Bank for value added tax payments in Poland.

License agreements

As of March 31, 2021, the Company has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation in relation to its OLED business. Also, the Company has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of March 31, 2021.

Long-term supply agreement

As of March 31, 2021, in connection with long-term supply agreements with customers, the Company recognized USD 100 million (~~W~~113,350 million) in advances received. The advances received are offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received payment guarantees amounting to USD 200 million (~~W~~226,700 million) from KB Kookmin Bank and other various banks relating to advances received (see note 14(b) payment guarantees).

25

15.	Share Capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000) and, as of March 31, 2021 and December 31, 2020, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2020 to March 31, 2021.

16.	Revenue

Details of revenue for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Sales of goods	~~W~~	6,609,099	4,463,814
Royalties		17,981	10,036
Others		5,458	7,571

	~~W~~	6,632,538	4,481,421

17.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Changes in inventories	~~W~~	(70,378)	(77,184)
Purchases of raw materials, merchandise and others		2,227,778	1,758,174
Depreciation and amortization		612,174	663,270
Outsourcing		2,361,068	1,536,613
Labor		616,580	515,915
Supplies and others		175,461	125,496
Utility		168,510	166,627
Fees and commissions		102,768	96,952
Shipping		17,443	13,276
Advertising		39,922	41,985
Warranty		45,907	54,238
Travel		10,630	11,622
Taxes and dues		15,439	14,150
Others		140,580	130,585

	~~W~~	6,463,882	5,051,719

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

26

18.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Salaries	~~W~~	60,039	47,834
Expenses related to defined benefit plans		5,532	6,231
Other employee benefits		10,955	10,368
Shipping		12,292	8,855
Fees and commissions		40,252	32,682
Depreciation		32,874	21,785
Taxes and dues		770	554
Advertising		39,922	41,985
Warranty		45,907	54,238
Insurance		2,538	1,631
Travel		706	2,463
Training		1,748	672
Others		11,634	8,776

	~~W~~	265,169	238,074

19.	Personnel Expenses

Details of personnel expenses for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Salaries and wages	~~W~~	531,494	431,873
Other employee benefits		68,624	64,307
Contributions to National Pension plan		16,542	17,027
Expenses related to defined benefit plans and defined contribution plans(*)		35,848	39,751

	~~W~~	652,508	552,958

(*)	Expenses recognized in relation to employee defined contribution plan for the three-month periods ended March 31, 2021 and 2020 amount to ~~W~~214 million and ~~W~~53 million, respectively.

27

20.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Foreign currency gain	~~W~~	331,908	443,579
Gain on disposal of property, plant and equipment		2,398	4,281
Reversal of impairment loss on intangible assets		1,250	550
Rental income		428	410
Others		2,169	2,186

	~~W~~	338,153	451,006

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Foreign currency loss	~~W~~	298,880	376,303
Other bad debt expense		75	259
Loss on disposal of property, plant and equipment		8,323	4,374
Impairment loss on property, plant and equipment		1,727	5,494
Impairment loss on intangible assets		7,767	4,347
Donations		41	6
Others		487	2,109

	~~W~~	317,300	392,892

28

21.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	2021		2020
Finance income
Interest income	~~W~~	438	4,428
Dividend income		4,068	8,239
Foreign currency gain		21,054	31,673
Gain on transaction of derivatives		—	21,615
Gain on valuation of derivatives		149,341	85,563
Gain on valuation of financial assets at fair value through profit or loss		1,254	—
Gain on valuation of financial liabilities at fair value through profit or loss		—	131,735
Others		1,266	1,634

	~~W~~	177,421	284,887

Finance costs
Interest expense	~~W~~	60,981	55,327
Foreign currency loss		139,758	195,360
Loss on sale of trade accounts and notes receivable		20	268
Loss on valuation of financial assets at fair value through profit or loss		—	1,252
Loss on valuation of financial liabilities at fair value through profit or loss		99,568	—
Loss on transaction of derivatives		20,435	—
Loss on valuation of derivatives		31,263	11,905
Others		108	622

	~~W~~	352,133	264,734

29

22.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Current tax expense (benefit)	~~W~~	591	144
Deferred tax expense (benefit)		(12,696)	(138,009)

Income tax expense (benefit)	~~W~~	(12,105)	(137,865)

(b)	Deferred Tax Assets and Liabilities

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income. The Company’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of March 31, 2021 and December 31, 2020 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	March 31, 2021		December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Other accounts receivable, net	~~W~~	—	—	(19)	(13)	(19)	(13)
Inventories, net		29,421	38,700	—	—	29,421	38,700
Defined benefit liabilities, net		—	—	(32,642)	(35,617)	(32,642)	(35,617)
Accrued expenses		108,846	115,762	—	—	108,846	115,762
Property, plant and equipment		476,619	476,162	—	—	476,619	476,162
Intangible assets		15,862	16,226	—	—	15,862	16,226
Provisions		70,347	70,125	—	—	70,347	70,125
Other temporary differences		100,401	81,585	(2,045)	(2,045)	98,356	79,540
Tax loss carryforwards		804,603	819,133	—	—	804,603	819,133
Tax credit carryforwards		414,263	391,769	—	—	414,263	391,769

Deferred tax assets (liabilities)	~~W~~	2,020,362	2,009,462	(34,706)	(37,675)	1,985,656	1,971,787

30

23.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In won and No. of shares)
	2021		2020
Profit (loss) for the period	~~W~~	45,322,066,468	(337,576,354,110)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic earnings (loss) per share	~~W~~	127	(943)

For the three-month periods ended March 31, 2021 and 2020, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)

Diluted earnings (loss) per share is not different from basic earnings (loss) per share as there is no dilution effects of potential common stocks for the three-month period ended March 31, 2021. As of March 31, 2021, 40,988,998 shares of potential common stock were excluded from the calculation of weighted-average number of common stocks due to antidilution.

24.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Company entered into currency interest rate swap contracts to hedge currency risk with respect to foreign currency borrowings and bonds.

31

24.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of March 31, 2021 and December 31, 2020 is as follows:

(In millions)	March 31, 2021
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	445	960	78	11	9
Trade accounts and notes receivable	4,261	2,505	—	—	—
Non-trade receivables	58	151	—	—	—
Trade accounts and notes payable	(3,517)	(10,596)	—	—	—
Other accounts payable	(389)	(4,843)	(1)	—	—
Financial liabilities	(3,123)	—	—	—	—

	(2,265)	(11,823)	77	11	9

Cross currency interest rate swap contracts	1,925	—	—	—	—

Net exposure	(340)	(11,823)	77	11	9

(In millions)	December 31, 2020
	USD	JPY	CNY	PLN	EUR	GBP
Cash and cash equivalents	1,112	7	41	2	—	—
Trade accounts and notes receivable	3,425	1,782	—	—	—	—
Non-trade receivables	79	90	—	—	6	—
Trade accounts and notes payable	(3,035)	(8,853)	—	—	—	—
Other accounts payable	(266)	(4,765)	(25)	—	(1)	(2)
Financial liabilities	(3,034)	—	—	—	—	—

	(1,719)	(11,739)	16	2	5	(2)

Cross currency interest rate swap contracts	2,225	—	—	—	—	—

Net exposure	506	(11,739)	16	2	5	(2)

32

24.	Financial Risk Management, Continued

Average exchange rates applied for the three-month periods ended March 31, 2021 and 2020 and the exchange rates at March 31, 2021 and December 31, 2020 are as follows:

(In won)	Average rate			Reporting date spot rate
	2021		2020	March 31, 2021	December 31, 2020
USD	~~W~~	1,113.19	1,192.12	1,133.50	1,088.00
JPY		10.51	10.94	10.27	10.54
CNY		171.87	170.69	172.35	166.96
PLN		295.53	304.55	285.19	292.02
EUR		1,342.99	1,314.91	1,328.29	1,338.24
GBP		1,535.42	1,525.45	1,557.66	1,482.40

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of March 31, 2021 and December 31, 2020, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2021			December 31, 2020
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(14,350)	(14,350)	19,957	19,957
JPY (5 percent weakening)		(4,523)	(4,523)	(4,486)	(4,486)
CNY (5 percent weakening)		494	494	97	97
PLN (5 percent weakening)		117	117	21	21
EUR (5 percent weakening)		445	445	243	243
GBP (5 percent weakening)		—	—	(107)	(107)

A stronger won against the above currencies as of March 31, 2021 and December 31, 2020 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

33

24.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rates and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 1,625 million (~~W~~1,841,938 million) and interest rate swap contracts amounting to ~~W~~170,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of March 31, 2021 and December 31, 2020 is as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Fixed rate instruments
Financial assets	~~W~~	847,573	1,297,022
Financial liabilities		(5,546,897)	(5,792,416)

	~~W~~	(4,699,324)	(4,495,394)

Variable rate instruments
Financial liabilities	~~W~~	(2,334,289)	(2,259,420)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2021 and December 31, 2020, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2021
Variable rate instruments (*)	~~W~~	(2,403)	2,403	(2,403)	2,403
December 31, 2020
Variable rate instruments (*)	~~W~~	(2,333)	2,333	(2,333)	2,333

(*)	Financial instruments related to non-hedging interest rate swap are excluded.

34

24.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2021 and December 31, 2020 is as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Financial assets carried at amortized cost
Cash equivalents	~~W~~	770,658	1,220,098
Deposits in banks		76,863	76,863
Trade accounts and notes receivable, net		4,939,212	3,797,248
Non-trade receivables		90,260	130,217
Accrued income		6,338	11,115
Deposits		12,275	17,789
Short-term loans		21,925	28,491
Long-term loans		10,643	13,899
Long-term non-trade receivables		4,928	5,797

	~~W~~	5,933,102	5,301,517

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,289	1,289
Derivatives		18,574	9,363

	~~W~~	19,863	10,652

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	63	72

	~~W~~	5,953,028	5,312,241

35

24.	Financial Risk Management, Continued

In addition to the financial assets above, as of March 31, 2021, the Company provides payment guarantees in connection with the principal amount of credit facilities amounting to USD 1,130 million (~~W~~1,281,194 million) (see note 14).

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

36

24.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2021.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	5,154,432	5,391,726	395,781	966,556	1,930,669	2,098,720	—
Bonds		2,726,754	2,621,825	126,063	874,619	1,281,954	247,646	91,543
Trade accounts and notes payable		5,377,412	5,377,412	4,882,425	494,987	—	—	—
Other accounts payable		1,118,888	1,118,888	1,082,967	35,921	—	—	—
Other accounts payable (enterprise procurement cards) (*1)		1,349,742	1,349,742	521,503	828,239	—	—	—
Long-term other accounts payable		163,408	179,603	—	—	47,894	131,709	—
Payment guarantee(*2)		9,436	1,313,437	116,371	275,791	304,914	616,361	—
Security deposits received		12,220	12,220	260	3,640	8,320	—	—
Lease liabilities		12,688	12,982	6,237	3,641	2,157	947	—

Derivative financial liabilities
Derivatives	~~W~~	58,758	45,969	7,596	7,312	14,568	16,493	—

	~~W~~	15,983,738	17,423,804	7,139,203	3,490,706	3,590,476	3,111,876	91,543

(*1)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the three-month period ended March 31, 2021 is as follows:

(In millions of won)
	January 1, 2021		Change (Cash flows from operation activities)	March 31, 2021
Other accounts payable (enterprise procurement cards)	~~W~~	1,078,150	271,592	1,349,742

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

37

24.	Financial Risk Management, Continued

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	March 31, 2021		December 31, 2020
Total liabilities	~~W~~	17,116,173	16,441,967
Total equity		10,305,136	10,263,235
Cash and deposits in banks (*1)		847,510	1,296,950
Borrowings (including bonds)		7,881,186	8,051,836
Total liabilities to equity ratio		166%	160%
Net borrowings to equity ratio (*2)		68%	66%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

38

24.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

39

24.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	March 31, 2021				December 31, 2020
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	770,658	(	*)	1,220,098	(	*)
Deposits in banks		76,863	(	*)	76,863	(	*)
Trade accounts and notes receivable		4,939,212	(	*)	3,797,248	(	*)
Non-trade receivables		90,260	(	*)	130,217	(	*)
Accrued income		6,338	(	*)	11,115	(	*)
Deposits		12,275	(	*)	17,789	(	*)
Short-term loans		21,925	(	*)	28,491	(	*)
Long-term loans		10,643	(	*)	13,899	(	*)
Long-term non-trade receivables		4,928	(	*)	5,797	(	*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	2,635	2,635		1,381	1,381
Convertible bonds		1,289	1,289		1,289	1,289
Derivatives		18,574	18,574		9,363	9,363
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	63	63		72	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	58,758	58,758		167,625	167,625
Convertible bonds		997,268	997,268		861,675	861,675
Financial liabilities carried at amortized cost
Borrowings	~~W~~	5,154,432	5,181,649		5,297,920	5,311,440
Bonds		1,729,486	1,744,659		1,910,241	1,923,517
Trade accounts and notes payable		5,377,412	(	*)	4,591,319	(	*)
Other accounts payable		2,468,630	(	*)	2,373,730	(	*)
Long-term other accounts payable		163,408	(	*)	—	(	*)
Payment guarantee liabilities		9,436	(	*)	10,373	(	*)
Security deposits received		12,220	(	*)	12,350	(	*)
Lease liabilities		12,688	(	*)	5,380	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

40

24.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	March 31, 2021
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	2,635	2,635
Convertible bonds		—	—	1,289	1,289
Derivatives		—	—	18,574	18,574
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	63	—	—	63
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	58,758	58,758
Convertible bonds		997,268	—	—	997,268

(In millions of won)	December 31, 2020
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	1,381	1,381
Convertible bonds		—	—	1,289	1,289
Derivatives		—	—	9,363	9,363
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	—	—	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	167,625	167,625
Convertible bonds		861,675	—	—	861,675

41

24	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	March 31, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	5,181,649	Discounted cash flow	Discount rate
Bonds		—	—	1,744,659	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2020				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	5,311,440	Discounted cash flow	Discount rate
Bonds		—	—	1,923,517	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of March 31, 2021 and December 31, 2020 are as follows:

	March 31, 2021	December 31, 2020
Borrowings, bonds and others	1.90~4.65%	2.15~4.46%

42

25.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the three-month period ended March 31, 2021 are as follows:

(In millions of won)
				Non-cash transactions
	January 1, 2021		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	March 31, 2021
Short-term borrowings	~~W~~	326,400	—	—	13,650	—	—	340,050
Current portion of long-term borrowings and bonds		1,769,735	(609,435)	669,574	25,167	960	—	1,856,001
Payment guarantee liabilities		10,373	1,281	—	—	—	(2,218)	9,436
Long-term borrowings		4,007,160	200,000	(360,015)	58,695	—	—	3,905,840
Bonds		1,948,541	—	(309,559)	36,832	3,914	99,567	1,779,295
Lease liabilities		5,380	(3,114)	—	—	—	10,422	12,688

	~~W~~	8,067,589	(411,268)	—	134,344	4,874	107,771	7,903,310

43

26.	Related Parties and Others

(a)	Related parties

Related parties as of March 31, 2021 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 8.

44

26.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	3,285,883	—	—	—	—	2
LG Display Japan Co., Ltd.		488,387	—	—	—	—	—
LG Display Germany GmbH		541,731	—	—	—	—	112
LG Display Taiwan Co., Ltd.		443,986	—	—	—	—	192
LG Display Nanjing Co., Ltd.		5,606	—	1,556	—	421,907	6,686
LG Display Shanghai Co., Ltd.		168,842	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		4,246	—	2,122	—	501,236	6,372
LG Display Shenzhen Co., Ltd.		26,968	—	—	—	—	—
LG Display Yantai Co., Ltd.		148	—	2,496	—	157,993	3,798
LG Display (China) Co., Ltd.		1,013	—	526,376	—	—	990
LG Display Singapore Pte. Ltd.		396,044	—	—	—	—	116
L&T Display Technology (Fujian) Limited		87,075	—	—	—	—	71
Nanumnuri Co., Ltd.		52	—	—	—	—	5,121
LG Display Guangzhou Trading Co., Ltd.		445,562	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		3,717	—	12,706	—	559,275	3,358
Suzhou Lehui Display Co., Ltd.		81,250	—	15,201	—	—	—
LG Display High-Tech (China) Co., Ltd.		15,572	—	497	—	591,155	1,630

	~~W~~	5,996,082	—	560,954	—	2,231,566	28,448

45

26.	Related Parties and Others, Continued

(In millions of won)
	2021
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates	~~W~~
WooRee E&L Co., Ltd.		—	—	35	—	—	4
AVATEC Co., Ltd.		—	200	23	—	18,700	292
Paju Electric Glass Co., Ltd.		—	3,668	85,082	—	—	669
YAS Co., Ltd.		—	200	2,024	36	—	1,403

	~~W~~	—	4,068	87,164	36	18,700	2,368

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	70,557	—	2,236	25,263	—	28,392

46

26.	Related Parties and Others, Continued

(In millions of won)	2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	17,643	—	—	—	—	65
LG Electronics Vietnam Haiphong Co., Ltd.		111,155	—	—	—	—	221
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	212
LG Electronics Mexicali, S.A. DE C.V.		5,431	—	—	—	—	13
LG Electronics RUS, LLC		—	—	—	—	—	60
LG Electronics Egypt S.A.E.		18,894	—	—	—	—	63
LG Innotek Co., Ltd.		568	—	—	—	—	21,451
P.T. LG Electronics Indonesia		130,775	—	—	—	—	26
Others		7,664	—	—	—	—	2,855

	~~W~~	292,130	—	—	—	—	24,966

	~~W~~	6,358,769	4,068	650,354	25,299	2,250,266	84,174

47

26.	Related Parties and Others, Continued

(In millions of won)	2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	1,852,293	—	—	—	—	—
LG Display Japan Co., Ltd.		462,673	—	—	—	—	—
LG Display Germany GmbH		329,999	—	—	—	—	5,487
LG Display Taiwan Co., Ltd.		293,309	—	—	—	—	135
LG Display Nanjing Co., Ltd.		1,513	—	509	—	305,900	6,150
LG Display Shanghai Co., Ltd.		199,814	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		3,343	—	2,276	—	450,323	5,512
LG Display Shenzhen Co., Ltd.		213,150	—	—	—	—	—
LG Display Yantai Co., Ltd.		85	—	1,492	—	253,916	8,621
LG Display (China) Co., Ltd.		837	—	404,179	—	—	351
LG Display Singapore Pte. Ltd.		220,070	—	—	—	—	77
L&T Display Technology (Fujian) Limited		67,842	—	—	—	—	98
Nanumnuri Co., Ltd.		52	—	—	—	—	6,721
Global OLED Technology, LLC		—	—	—	—	—	1,275
LG Display Guangzhou Trading Co., Ltd.		227,072	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		5,551	—	13,472	—	390,677	7,561
Suzhou Lehui Display Co., Ltd.		30,966	—	51	—	—	—
LG Display High-Tech (China) Co., Ltd.		7,233	—	660	—	95,459	994

	~~W~~	3,915,802	—	422,639	—	1,496,275	42,982

48

26.	Related Parties and Others, Continued

(In millions of won)	2020
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates	~~W~~
WooRee E&L Co., Ltd.		—	—	25	—	—	5
AVATEC Co., Ltd.		—	200	—	—	14,983	199
Paju Electric Glass Co., Ltd.		—	7,739	74,280	—	—	973
YAS Co., Ltd.		—	300	1,484	50	—	970
Material Science Co., Ltd.		—	—	60	—	—	—

	~~W~~	—	8,239	75,849	50	14,983	2,147

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	194,019	—	2,039	19,539	—	29,661

49

26.	Related Parties and Others, Continued

(In millions of won)	2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	13,992	—	—	—	—	65
LG Electronics Vietnam Haiphong Co., Ltd.		71,901	—	—	—	—	199
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	530
LG Electronics Mexicali, S.A. DE C.V.		10,045	—	—	—	—	9
LG Electronics RUS, LLC		—	—	—	—	—	117
LG Electronics Egypt S.A.E.		20,412	—	—	—	—	246
LG Innotek Co., Ltd.		1,084	—	646	—	—	20,352
Qingdao LG Inspur Digital Communication Co., Ltd.		5,077	—	—	—	—	—
Others		29,372	—	—	—	—	2,709

	~~W~~	151,883	—	646	—	—	24,227

	~~W~~	4,261,704	8,239	501,173	19,589	1,511,258	99,017

50

26.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2021		December 31, 2020	March 31, 2021	December 31, 2020
Subsidiaries
LG Display America, Inc.	~~W~~	1,831,893	1,341,210	2	5
LG Display Japan Co., Ltd.		390,946	344,276	—	12
LG Display Germany GmbH		455,760	287,359	7,160	7
LG Display Taiwan Co., Ltd.		349,797	296,556	25	95
LG Display Nanjing Co., Ltd.		286	2,465	513,045	385,925
LG Display Shanghai Co., Ltd.		336,565	319,033	—	11
LG Display Guangzhou Co., Ltd.		276	1,337	376,205	341,389
LG Display Guangzhou Trading Co., Ltd.		534,419	498,483	—	—
LG Display Shenzhen Co., Ltd.		17,454	27,327	—	—
LG Display Yantai Co., Ltd.		151	—	82,202	140,076
LG Display (China) Co., Ltd.		1,439	1,394	537,793	314,934
LG Display Singapore Pte. Ltd.		365,342	218,280	29	10
L&T Display Technology (Fujian) Limited		58,312	41,971	145,009	149,845
Nanumnuri Co., Ltd.		—	—	2,141	1,773
LG Display Vietnam Haiphong Co., Ltd.		12,045	16,632	937,993	605,531
Suzhou Lehui Display Co., Ltd.		50,757	46,760	14,892	16,047
LG Display High-Tech (China) Co., Ltd.		6,185	10,821	497,875	388,053

	~~W~~	4,411,627	3,453,904	3,114,371	2,343,713

51

26.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2021		December 31, 2020	March 31, 2021	December 31, 2020
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	43	18
AVATEC Co., Ltd.		200	—	2,139	2,714
Paju Electric Glass Co., Ltd.		—	—	96,568	84,095
YAS Co., Ltd.		200	—	3,739	9,134

	~~W~~	400	—	102,489	95,961

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	83,165	93,749	39,377	75,290

52

26.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2021		December 31, 2020	March 31, 2021	December 31, 2020
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	4	80	30,036	25,330
LG Electronics Reynosa S.A. DE C.V.		—	—	—	50
LG Electronics India Pvt. Ltd.		14,867	3,697	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		89,128	36,417	—	16
LG Electronics RUS, LLC		—	—	40	—
LG Electronics Egypt S.A.E		5,583	13,359	11	—
P.T. LG Electronics Indonesia		93,201	48,677	19	—
Others		6,905	5,345	1,506	1,197

	~~W~~	209,688	107,575	31,612	26,593

	~~W~~	4,704,880	3,655,228	3,287,849	2,541,557

53

26.	Related Parties and Others, Continued

(d)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act, for the three-month periods ended March 31, 2021 and 2020 and as of March 31, 2021 and December 31, 2020 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the three-month period ended March 31, 2021			March 31, 2021
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	133,576	23,550	111,806	14,329
LG Uplus Corp.		—	575	—	161
LG Chem Ltd. and its subsidiaries		24	92,459	25	101,126
S&I Corp. and its subsidiaries		78	25,157	5,862	44,766
Silicon Works Co., Ltd.		—	95,119	—	87,929
LG Corp.		—	16,001	6,799	3,476
LG Management Development Institute		—	5,241	3,480	459
LG CNS Co., Ltd. and its subsidiaries		—	19,423	—	16,529
G2R Inc. and its subsidiaries		—	2,605	—	6,689
Robostar Co., Ltd.		—	31	—	31

	~~W~~	133,678	280,161	127,972	275,495

54

26.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended March 31, 2020			December 31, 2020
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	115,325	21,669	81,353	13,104
LG Uplus Corp.		—	560	—	151
LG Chem Ltd. and its subsidiaries		118	117,817	2	81,929
S&I Corp. and its subsidiaries		84	56,445	5,864	56,014
Silicon Works Co., Ltd.		36	97,597	—	74,419
LG Corp.		—	11,783	6,799	1,417
LG Management Development Institute		—	1,597	3,480	351
LG CNS Co., Ltd. and its subsidiaries		—	10,614	251	79,708
G2R Inc. and its subsidiaries		—	1,285	—	8,851
Robostar Co., Ltd.		—	12	—	814

	~~W~~	115,563	319,379	97,749	316,758

55

26.	Related Parties and Others, Continued

(e)	Key management personnel compensation

Compensations to key management for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Short-term benefits	~~W~~	826	569
Expenses related to the defined benefit plan		83	96

	~~W~~	909	665

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

56

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: May 17, 2021	By:	/s/ Daniel Lee
(Signature)
	Name:	Daniel Lee
	Title:	Head of IR / Vice President